United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

Table of Contents

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE
THIRD QUARTER OF 2004 (BRAZILIAN GAAP)
INDEX TO CONSOLIDATED FINANCIAL INFORMATION
(BRAZILIAN GAAP)
SIGNATURES

BR GAAP

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE THIRD QUARTER 2004

The financial and operating information contained in this press release, except otherwise indicated, refers to the Parent Company and was calculated in accordance with Brazilian Generally Accepted Accounting Principles (Brazilian GAAP). This information, with the exception of that which refers to investment and market behavior, is based on the quarterly financial statements, which have been reviewed by independent auditors.

www.cvrd.com.br
rio@cvrd.com.br

Departamento de Relações com Investidores

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Tel: (5521) 3814-4540

NEW OPERATING AND FINANCIAL RECORDS

Rio de Janeiro, November 10, 2004 – Companhia Vale do Rio Doce (CVRD) obtained a new earnings record in the third quarter 2004 (3Q04) of R$2.296 billion, corresponding to R$1.99 per share. This amount is 79.5% higher than the same quarter of last year, and 36.4% higher than the earnings reported in 2Q04, of R$1.683 billion.

Accumulated net earnings in the first nine months of 2004 amounted to R$4.933 billion, representing a YoY increase of 32.7% as well as being greater than 2003 net earnings, of R$4.509 billion.

Return on equity (ROE) for the 12-month period ended September 30, 2004, amounted to 30.7%.

The Company also set a new record for gross revenues, which amounted to R$ 3.742 billion in the quarter, 35.3% higher than in 3Q03, and 4.6% higher than in 2Q04. Accumulated revenues in the first nine months of 2004 amounted to R$ 10.051 billion, 34.2% higher than the same period in 2003.

Quarterly cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) amounted to R$1.538 billion, representing an increase of 2.1% compared to that of 3Q03, but a drop of 11.0% compared to the record achieved in 2Q04, of R$1.729 billion. In the first nine months of 2004, the Company generated cash of R$4.609 billion, an increase of 26.7% in relation to the same period last year.

In the year 2004, dividend of R$2.253 billion was distributed to shareholders, being R$1.96 per share, an increase of 16.7% on the amount distributed in 2003.

Exports accumulated in the first nine months of the year amounted to US$3.929 billion, a 43.3% increase on the value exported in the same period in 2003. Between January and September 2004, CVRD’s net exports amounted to US$3.285 billion, representing 13.1% of Brazil’s trade balance surplus in the period.

Shipments of iron ore and pellets amounted to 48.893 million tons, exceeding the previous record of 45.894 million tons sold in 2Q04. From January to September

BR GAAP

2004, CVRD shipped 138.043 million tons of iron ore and pellets, an increase of 22.0% in relation to the same period a year earlier.

The volume of general cargo transported by Vitória a Minas (EFVM) and Carajás (EFC) railroads, of 5.034 billion net ton kilometers (ntk), was also the largest in the Company’s history. The previous record for volume of general cargo transported was set in 2Q04, of 4.879 billion ntk. In the first nine months of 2004, CVRD’s railroads transported a total of 13.872 billion ntk, an increase of 13.1% on the 12.261 billion ntk transported in the same period in 2003.

CVRD’s capital expenditure in 3Q04 totaled US$256 million, and in the first nine months of the year totaled US$1.043 billion. In the quarter, US$168.9 million was spent in growth capex – on mineral exploration and projects. All these projects are on schedule and will become new platforms of value creation over the next two years.

The reduction of financial leverage and interest coverage ratios, even with significant capital expenditure and dividend distribution, shows the company’s financial strength.

The continued profitable growth has been made possible by the good execution of the Company’s strategy, appropriate financial policy, and rigid cost control, while also being facilitated by the favorable world market for mineral products.

SELECTED FINANCIAL INDICATORS

R$ million

	3Q03	2Q04	3Q04	9M04
Gross Operating Revenues	2,766	3,578	3,742	10,051
Gross Margin (%)	49.6	47.5	47.5	46.4
Operating Income	1,102	1,304	1,212	3,209
Operating Margin (%)	41.1	38.5	34.3	33.7
EBITDA	1,506	1,729	1,538	4,609
Net Earnings	1,278	1,683	2,296	4,933
ROE (annualized) (%)	36.2	28.2	30.7	30.7
Investments (US$ million) *	831.0	481.0	256.0	1,043.0

*including acquisitions

ROE = return on equity = LTM earnings / equity

BUSINESS OUTLOOK

The global economy has been growing at a rate of 5% a year, the highest rate since 1976. This synchronized expansion has been accompanied by considerable pressure on the supply of ore-based products and logistics infrastructure, particularly due to the pace of consumption in China.

The United States continues to lead the recovery in the global economy, with GDP growth in 3Q04 again starting to accelerate, reaching an annualized rate of 3.7% a year. After a brief period of slowdown, industrial production in Japan has again started to show signs of increasing vitality in recent months. The Japan ´s Ministry for Economy, International Commerce and Industry has forecast steel production in 4Q04 of 28.9 million tons, which amounts to a total of 112.8 million tons for the year, the highest volume produced since 1974.

In the Euro Zone, the recovery, in contrast to other regions, is extremely modest and is still dependent on export performance.

BR GAAP

Consistent with the government’s objective of correcting the imbalances in its economy, China’s main macroeconomic performance indicators are suggesting a process of soft landing.

The rate of growth in bank credit continues to fall, having reached 14% in August after registering a maximum of 23.9% in August 2003. Growth in fixed asset investment has also been declining after having reached the highest level of the last five years in January 2004. Inflation, as measured by the behaviour of the consumer price index in the last 12 months, is showing signs of stabilization, at around 5.2% a year. Finally, annualized GDP growth in 3Q04, although still very high at 9.1%, is the lowest since 1Q03.

The recent increase in interest rates, in our opinion, was aimed at influencing expectations, demonstrating to economic agents that the People’s Bank of China continues strongly committed to promoting stability in the Chinese economy, hence making its task easier. There are no significant reasons to change our expectations with regard to the future behaviour of the Chinese economy and the demand for ores and metals as a consequence of this movement.

Brazil has been registering annualized GDP growth rates of over 6% since 4Q03. In contrast to what occurred in the period 1995-2002, during which the economy endured a series of shocks that damaged its performance, up to now the Brazilian economy has been benefiting from a benign global scenario. A more stable domestic environment, as a result of sound macroeconomic policy, is creating the basis for a sustainable recovery.

The global economy is currently suffering from an oil price shock, apparently accompanied by a change in the long-term equilibrium price level. A reversal in this picture will depend on conservation and development of alternative sources of energy, which cannot be expected to produce results in the short term. However, we expect the impact on global GDP growth and inflation to be extremely limited in comparison with the impact caused by similar shocks in the past. The credibility gained by the world’s principal central banks in the combat of inflation removes the stimulus to pass-through cost increases to prices, and to use tight monetary policies, which are capable of producing recessionary effects in the short term.

As is characteristic of economic cycles, the current expansion cycle in the global economy, having undergone a strong acceleration phase, is now entering a phase of consolidation. Leading indicators of economic activity suggest lower growth rates in the future, but nonetheless at a sufficient level to maintain buoyant demand for ores and metals.

Global steel production continues to expand significantly, increasing by 8.3% in the first nine months of this year, compared to the same period in 2003. In 3Q04, production was 9.2% higher than in 3Q03.

Chinese steel production for the first nine months of 2004, of 191.6 million tons according to data from the International Iron and Steel Institute (IISI), was 20% higher than that obtained between January and September last year.

In the same period, its iron ore imports amounted to 151 million tons, an increase of 40.4 million tons – 36.5% – relative to the volume imported in the first nine months of 2003 and 2.8 million tons more than the imports for the whole of 2003 .

There are no signs of slowing down in global demand — quite the contrary. Pressure on existing production capacity is stronger than last year. The market for

BR GAAP

ore fines, lumps and pellets continues firm and strongly in demand in Asia, Europe and South America.

At the same time, the imbalance between global demand and supply in the alumina market continues, where prices in the spot market have returned to the level of US$400 per ton FOB. In addition to the strong demand from China, which in the first nine months of the year imported 4.43 million tons, there have been problems on the supply side, increasing the relative scarcity of the product. For 2005, our forecast is still for a deficit, which if it materializes, will contribute to maintaining a satisfactory price level for producers.

RECENT MATERIAL EVENTS

A number of important events have occurred in the recent period. The Company’s shares have undergone a forward split and the registry of shareholders debentures owned by foreign investors has been regularized.

Long term contracts for the supply of iron ore and manganese ferro-alloys have been signed. In terms of the assets managed, the important events were the start-up of operations at the Candonga hydroelectric plant and the sale of CVRD’s equity stake in PPSA. Finally, a cooperation agreement has been signed with JBIC.

•	Stock split and Shareholders Debentures

The Extraordinary General Shareholders Meeting, held on August 18, approved the proposal to split the Company’s shares. As a result, each CVRD share was split into three. The aim was to reposition the Company’s share price after substantial appreciation, and at the same time making transactions more accessible for retail investors. As a consequence of the share split, the Company’s capital is now composed of 1,165,677,168 shares, being 749,949,429 ordinary shares and 415,727,739 preferred shares.

The Central Bank of Brazil has issued authorization granting the registration of the debentures issued and given to holders of American Depository Receipts (ADRs) as of the record date of April 18, 1997. This measure allows the owners of ADRs in CVRD of the pre- privatization phase to use these assets, thus respecting the rights of these investors.

•	Long term contracts

In this quarter, CVRD signed three new long-term contracts for the supply of iron ore:

(1)	Shougang Group, of China – 11.3 million tons of iron ore between 2004 and 2012.

(2)	JFE Steel Corporation, of Japan – 70 million tons of iron ore between 2005 and 2014.

(3)	Sumitomo Metals, of Japan – 20 million tons of iron ore between 2005 and 2014.

In the last 12 months, CVRD has signed a number of contracts for the total supply of 555 million tons of iron ore and pellets for contract terms of up to 10 years. This has helped to increase predictability in the behavior of the Company’s future sales, thereby enabling production capacity to be expanded with greater confidence.

BR GAAP

The Company also signed a sales contract with Corus, for the supply of 30,000 tons of manganese ferro-alloys per year for a period of three years.

This contract represents a paradigm shift in commercial relationship in the global ferro-alloys market. Previously, the supply of this raw material was carried out through transactions effected in the spot market. This change is extremely positive for both suppliers and consumers, permitting the optimization of production planning.

•	Candonga hydroelectric plant begins operations

The Candonga hydroelectric plant, which has an installed capacity of 140 MW and generation capacity of 64.5 average MW, equivalent to 565,020 MWh/year, has begun commercial generation of electricity. CVRD’s quota of electric power is the same as its 50% stake in the consortium which built the plant, and is supplying energy needs of the Company’s operational units in the states of Minas Gerais and Espírito Santo.

This is CVRD’s fourth project to begin operations in 2004: the others being Píer III at the Ponta da Madeira maritime terminal, the conclusion of the expansion of iron ore production capacity at Carajás to 70 million tons a year, and the Sossego copper mine.

•	Sale of PPSA

CVRD has sold for US$ 117.8 million its entire equity stake in PPSA to its subsidiary Caemi. The shares sold correspond to 85.6% of PPSA ´s voting capital and 82.0% of its total capital. The transaction had the aim of consolidating the Company’s kaolin businesses within Caemi, which operates in the sector through Cadam. The conclusion of the sale is still subject to precedent conditions.

•	Cooperation agreement with JBIC

The Company has signed a cooperation agreement with the Japan Bank for International Cooperation (JBIC) whose aim is to stimulate the information flow concerning CVRD’s expansion projects in the areas of infrastructure and mining. JBIC has already taken part in the financing of a number of the Company’s significant expansion projects and is now firmly established as an important source of long term funding for this purpose.

SALES VOLUME AND REVENUES

CVRD’s total gross revenues in 3Q04, of R$3.742 billion, set a new record, exceeding the previous record of R$3.578 billion achieved in 2Q04. This figure was 35.3% higher than 3Q03 and 4.6% higher than 2Q04. This result was obtained despite the 2.3% appreciation in the Brazilian Real against the US Dollar, between 2Q04 and 3Q04, which had a negative effect on revenues of R$83 million.

Record shipments of iron ore and pellets

Revenues from the sale of iron ore and pellets, of R$2.982 billion, also represented a new record. This figure was 31.7% higher than 3Q03 and 1.6% higher 2Q04. Revenues in 3Q04 consisted of R$2.214 billion from the sale of iron ore and R$768 million from the shipment of pellets.

BR GAAP

The volume sold of iron ore and pellets also reached a record level in 3Q04, amounting to 48.893 million tons, compared to 45.894 million tons in the previous quarter. Global demand continues to be very strong. Reaching this latest level was possible due to increased capacity at Carajás, which is now producing at a rate of 73.6 million tons a year, having produced 18.4 million tons this quarter, compared to 16.2 million tons in 2Q04.

The volume sold of iron ore amounted to 41.791 million tons, an increase of 18.0% in relation to 3Q03, and of 8.1% vis-à-vis the previous record achieved in 2Q04. The Company sold 7.102 million tons of pellets, practically the same of 7.231 million tons sold in the previous quarter, but 45.9% higher than the volume sold in 3Q03.

Of the iron ore sold by the Company in 3Q04, 74.7% consisted of ore fines, 10.8% lumps, and 14.5% pellets.

Exports accounted for 75.5% of the iron ore and pellets shipped in 3Q04. China continues to gain importance as a sales destination for CVRD, having been responsible for 21.7% of iron ore exports, 8.0 million tons. In second place was Germany, which bought 5.7 million tons, followed by Japan with 3.4 million tons and France and South Korea, with 2.4 million tons each. Of the 12.0 million tons sold to the domestic market, 4.9 million tons were sold to the pelletizing joint ventures at Tubarão, whose production is almost entirely exported.

Rising shipments of copper

In 3Q04, the Company shipped 96,000 tons of copper concentrate, generating R$196 million in revenues. This volume represents an increase of 182.4% in relation to the previous quarter, which saw only one month of shipments, while revenues were up 172.2%. The Sossego mine continues its production ramp-up process which should be concluded in the fourth quarter of this year.

Good potash sales performance despite limitations

Sales of potash amounted to 161 thousand tons, a drop of 3.0% vis-à-vis 2Q04 and down 18.7% compared to 3Q03. This decline in sales was due to the temporary restrictions on production capacity as a result of the expansion projects being implemented in the Taquari-Vassouras mine. Revenues obtained from potash sales, of R$103 million, were up 27.1% in relation to 3Q03 and up 7.3% in relation to 2Q04.

New record achieved in the transportation of general cargo, gains in productivity and reductions in fuel consumption

The volume of general cargo (freight other than iron ore and pellets) transported for clients through our railroads (Vitória a Minas and Carajás) amounted to 5.0 billion ntk, exceeding the previous record of 4.9 billion ntk reported in 2Q04, an increase of 10.1% compared to 3Q03, and of 3.2% vis-à-vis 2Q04. Most of the cargo transported consisted of inputs and products for the steel industry (43.5%), agricultural products (35.5%) and fuel (9.8%).

Productivity on CVRD’s railroads continue to improve in 2004. EFVM carried 9.11 ntk per HP (horse power), an indicator of productivity for locomotives, compared to 8.53 in 2Q04 and 8.15 in 1Q04, while EFC transported 16.57 ntk per HP, compared to 15.18 in 2Q04 and 14.97 in 1Q04.

BR GAAP

In terms of fuel efficiency, there has also been a progressive improvement. In 3Q04, EFVM consumed 2.24 litres of fuel per gross 1,000 ton kilometer (kgtk) transported while EFC consumed 1.40 litres per kgtk, compared to 2.28 and 1.41, respectively in 2Q04.

Revenues generated from logistics services, of R$422 million, represented an increase of 17.5% and 2.9% compared to 3Q03 and 2Q04, respectively, amounting to 11.3% of the Company’s total revenues. Of this total, R$333 million were generated by railroad transportation and R$89 million by port services.

SALES VOLUME

‘000 tons

	3Q03	2Q04	3Q04	9M04
Iron Ore and Pellets	40,297	45,894	48,893	138,043
Iron Ore	35,430	38,663	41,791	117,355
Fines	31,597	34,321	36,530	103,461
Lumps	3,833	4,342	5,261	13,894
Pellets	4,867	7,231	7,102	20,688
Potash	198	166	161	465
Copper Concentrate	—	34	96	130
Port Services	6,515	6,896	6,654	19,185

SALES OF IRON ORE AND PELLETS- BY DESTINATION

Million tons

FOREIGN MARKET	3Q03	2Q04	3Q04	9M04
ASIA
China	7.1	7.1	8.0	20.9
South Korea	1.7	1.4	2.4	5.5
Philippines	0.6	1.0	0.9	2.7
Japan	4.1	4.1	3.4	11.5
Taiwan	0.5	0.5	0.8	2.0
Others	—	0.5	—	0.9
Total	14.0	14.6	15.5	43.5
EUROPE
Germany	4.4	5.7	5.7	16.0
Spain	0.4	1.1	0.9	2.9
France	1.7	2.9	2.4	7.6
Italy	1.2	1.1	1.7	4.3
United Kingdom	0.6	0.4	0.8	1.7
Others	3.6	3.9	4.1	11.5
Total	11.9	15.1	15.6	44.0
THE AMERICAS
Argentina	0.7	0.8	1.0	2.7
United States	1.0	0.9	0.8	2.7
Other	0.7	0.8	1.1	3.2
Total	2.4	2.5	2.9	8.6
Others
Bahrein	1.0	0.6	1.1	2.7
Others	0.5	1.3	1.8	4.2
Total	1.5	1.9	2.9	6.9
TOTAL	29.8	34.1	36.9	103.0

DOMESTIC MARKET	3Q03	2Q04	3Q04	9M04
Steel Mills	5.7	7.0	7.1	20.4
Pelletizing Joint Ventures	4.7	4.8	4.9	14.6
Total	10.4	11.8	12.0	35.0
TOTAL	40.2	45.9	48.9	138.0

BR GAAP

GENERAL CARGO TRANSPORTED BY RAILROAD

Million ntk

	3Q03	2Q04	3Q04	9M04
Vitória a Minas Railroad	3,497	3,563	3,724	10,349
Carajás Railroad	1,077	1,316	1,310	3,523
Total	4,574	4,879	5,034	13,872

GROSS REVENUE BY PRODUCT

R$ million

	3Q03	2Q04	3Q04	9M04%
Iron Ore	1,777	2,072	2,214	5,983	59.5
Domestic Market	410	524	543	1,495	14.9
Export Market	1,367	1,548	1,671	4,488	44.6
Pellets	488	863	768	2,225	22.1
Domestic Market	87	158	157	430	4.3
Export Market	400	705	611	1,795	17.9
Pelletizing Plants Operation Services	36	47	34	116	1.2
Railroad Transport	281	319	333	913	9.1
Port Services	78	91	89	251	2.5
Potash	81	96	103	265	2.6
Copper Concentrate	—	72	196	268	2.7
Others	26	18	6	30	0.3
Total	2,766	3,578	3,742	10,052	100.0

A NEW EARNINGS RECORD: R$2.296 BILLION

In 3Q04, the company obtained net earnings of R$2.296 billion, exceeding the previous record achieved in 2Q04, of R$1.683 billion by 36.4%. In addition, this amount represents an increase of 79.6% on that obtained in 3Q03.

3Q04 earnings were positively influenced by a R$463 million profit on the sale of the 20.11% interest in CST (4.42% of CST’s voting stock and 29.96% of its non-voting stock). The sale of CVRD’s remaining 7.91% stake in CST will take place until May 2005, as announced in the press released published on June 28, 2004.

The principal factors behind the R$613 million increase in net earnings in 3Q04, compared to that obtained in 2Q04, were:

(i)	An increase of R$768 million in positive monetary variation, bearing in mind the appreciation of the Brazilian Real versus the US Dollar in 3Q04, compared to the depreciation that occurred in 2Q04;

(ii)	Profit on the sale of CST, of R$463 million;

(iii)	An increase in the Company’s net operating revenues of R$149 million;

(iv)	Reduction of R$10 million in sales and administrative expenses.

On the other hand, the effect of these factors was partially offset by:

(i)	An increase of R$80 million in the cost of goods sold (COGS), which was due basically to the general growth in the Company’s production activity, including the build-up of operations in the Sossego copper

BR GAAP

mine, which caused an increase of R$83 million in COGS, and the annual employee salary increase (R$26 million);

(ii)	An increase of R$149 million in other net operating expenses, due to provisions made for tax due and profit-sharing, as well as the booking of pre-operating costs at Sossego of R$24 million;

(iii)	A drop of R$233 million in the equity income result, basically due to the effect of the appreciation of the Brazilian Real against the US dollar on net assets in foreign currency owned by subsidiaries and affiliates based abroad (generating a negative variation of R$397 million between 2Q04 and 3Q04 ). In addition, as a result of the sale just mentioned, the contribution of CST to CVRD’s equity income result dropped by R$136 million.

On the other hand, the following companies had a positive contribution to the Company’s results: Samarco’s earnings contribution increased by R$42 million, Usiminas’ by R$38 million, Alunorte’s by R$34 million, Rio Doce Manganês’s by R$25 million and Pará Pigmentos and MRN, each contributed with an increase of R$17 million.

EQUITY INCOME RESULTS BY BUSINESS AREA

R$ million

Business Area	3Q03	2Q04	3Q04
Ferrous Minerals	202	596	496
Iron Ore and Pellets	158	452	324
Manganese and Ferro-Alloys	44	144	172
Non-Ferrous Minerals	(26)	(2)	16
Logistics	9	17	36
Steel	135	302	125
Aluminum	130	228	235
Others	37	(5)	(5)
Total	487	1,136	903

COMPOSITION OF COGS

R$ million

	3Q03%		2Q04%		3Q04%
Personnel	144	10.7	165	9.3	191	10.3
Material	214	15.8	336	18.9	350	18.9
Fuel Oil and Gases	162	12.0	195	11.0	204	11.0
Contracted Services	210	15.5	269	15.2	269	14.5
Contracted Transportation	19	1.4	71	4.0	73	3.9
Energy	43	3.2	54	3.0	69	3.7
Acquisition of products	294	21.8	341	19.2	346	18.7
Depreciation and Amortization	185	13.7	222	12.5	247	13.3
Others	80	5.9	122	6.9	106	5.7
Total	1,351	100.0	1,775	100.0	1,855	100.0

CASH GENERATION OF R$ 1.538 BILLION

CVRD generated cash, as measured by EBITDA, of R$ 1.538 billion in 3Q04, an increase of 2.1% on 3Q03, but down 11.0% on 2Q04.

BR GAAP

Net operating revenues in 3Q04 increased by R$ 149 million compared to the previous quarter, contributing positively to EBITDA.

On the other hand, the principal factors behind the drop in cash generated compared to 2Q04 were the increase in other operating expenses of R$149 million and on COGS of R$80 million, as previously explained. There was also a reduction of R$124 million in dividends received from subsidiaries and affiliates, bearing in mind that MRN and Valesul did not distribute dividends this period and the amount paid by Samarco, R$54 million, decreased by R$43 million. The total amount of dividends received by CVRD during 3Q04 was R$68 million.

EBITDA CALCULATION

R$ million

	3Q03	2Q04	3Q04
Net Operating Revenues	2,679	3,384	3,534
COGS	(1,351)	(1,775)	(1,855)
Sales Expenses	(56)	(7)	(8)
Administrative Expenses	(97)	(134)	(123)
Research & Development	(64)	(76)	(99)
Other Operational Expenses	(9)	(88)	(237)
EBIT	1,102	1,304	1,212
Depreciation and Amortization	192	233	258
Dividends Received	212	192	68
EBITDA	1,506	1,729	1,538

DEBT: LEVERAGE AND COVERAGE INDICES CONTINUE TO IMPROVE

Our discussion of debt is in accordance with generally accepted accounting principles in the Unites States of America (US GAAP) since such information enables a more precise analysis of the consolidated leverage position of the Company.

CVRD’s total debt on September 30, 2004 was US$4.418 billion, US$96 million less than the US$4.514 billion outstanding as of June 30, 2004.

Short-term debt was reduced by US$43 million from the end of 2Q04, and long-term debt by US$53 million. In percentage terms short-term debt was significantly reduced from 32.0% of total debt at the end of 3Q03, to 22.2% at the end of 3Q04.

Net debt fell substantially, from US$3.455 billion at the end of June to US$2.479 billion on September 30, 2004. This was due to the increase in cash balance which was generated by the strong operating cash flow during the quarter, of US$1.1 billion, and the proceeds from the sale of shares of CST, US$415 million. Such cash position should change as a result of the disbursement of dividends at the end of October 2004.

Due to the considerable increase in the last twelve month adjusted EBITDA, which was US$3.289 billion at the end of September, the leverage ratio total debt / LTM adjusted EBITDA fell to 1.34x at end of 3Q04, and total debt / enterprise value was 16.2%, vis-à-vis 21,7% at the end of 2Q04.

BR GAAP

There was a strong improvement in interest coverage as well, measured as LTM adjusted Ebitda / LTM interest payments, from 11.51x at the end of 2003 to 13.00x at the end of 3Q04.

FINANCIAL EXPENSES

US$ million

Breakdown of Financial Expenses:	2Q04	3Q04
Local Debt	(12)	(12)
External Debt	(67)	(49)
Debt with Related Parties	(5)	(3)
Total Financial Expenses Related to Debt	(84)	(64)

Breakdown of Gross Interest:	2Q04	3Q04
Tax and Labour Contingencies	(9)	(11)
Taxes on Financial Transactions CPMF	(14)	(9)
Derivatives	23	(36)
Others	(22)	(45)
Total of Gross Interest	(22)	(101)

Total	(106)	(165)

LEVERAGE INDICATORS

US$ million

	3Q03	2Q04	3Q04
Gross Debt	4,304	4,514	4,418
Net Debt	2,964	3,455	2,479
Gross Debt / LTM Adjusted EBITDA (x)	2.15	1.55	1.34
LTM Adjusted EBITDA / LTM Interest Expenses (x)	10.15	12.94	13.00
Gross Debt / EV (x)	0.24	0.22	0.16

Enterprise Value = Market Capitalization + Net Debt

INVESTMENTS OF US$256 MILLION

In the third quarter of 2004, CVRD invested US$256 million, out of which US$169 million were allocated to growth capex and US$87 million to the maintenance of the current operations (stay in business capex).

In the first nine months of the year, CVRD invested US$1.043 billion, representing 67.9% of the capex budget for the year.

Due to the implementation of an enterprise resource planning system, as informed on the 2003 Form 20F, investment data is still preliminary and subject to future review.

From the US$169 million spent with growth initiatives during 3Q04, US$22 million were dedicated to mineral exploration. This amount was partially invested in Brazil — 73% — and partially abroad — 27%. Most of the mineral exploration efforts were on the prospecting for copper, gold, nickel, manganese and bauxite.

Investments in brownfield and greenfield projects accounted for US$147 million. The main projects under development are described in the chart below.

BR GAAP

		Realized
		US$ million
Area	Project	1Q04	2Q04	3Q04	9M04	Status
Ferrous Minerals	Expansion of iron ore mines in Carajás to 85 Mtpa –Northern System	2	24	10	36	This project will add 15 million tons a year to CVRD’s production capacity and is scheduled for completion by 2006. The conclusion of the Phase II of Pier III at the Ponta da Madeira maritime terminal, which consists of the implementation of a shiploader, is scheduled for July 2005. Work on the beneficiation plant is already ongoing.

	Iron ore mine Brucutu - Phase I –Southern System	2	10	7	19	Brucutu is not a modular project and is likely to produce 4 million tons this year. Phase I will be concluded in 2006, when it will reach nominal production capacity of 12 million tons a year.

	Iron ore mine Fábrica Nova –Southern System	3	7	9	19	The first phase is scheduled for completion in 2Q05, when the mine will have a nominal production capacity of 10 million tons a year. The start-up of the second phase is scheduled for 2007, when the mine is expected to reach nominal production capacity of 15 million tons a year.

	Expansion of the iron ore mines at Itabira –Southern System	4	4	4	12	Expansion and modernization of the operations in the mines at Itabira will increase production capacity by 3 million tons a year, raising nominal production capacity to 46 million tons a year. Completion scheduled for 2006.

Non-ferrous minerals	Expansion of Taquari-Vassouras potash mine	16	5	5	26	About 81% of the expansion work has already been carried out. Operational start-up for the expansion is scheduled for the second half of 2005.

Aluminum	Paragominas I	2	2	6	10	Operation is scheduled to begin at the end of 2006, with annual production capacity of 9.0 million tons of bauxite. The basic projects for the plant and for the ore pipeline have already been completed and the pilot plant has already started-up. The environmental licenses for the opening of the mine and construction of the pipeline were already obtained. 40,000 tons of pipes for the pipeline were bought. The levelling of the ground for the area where the beneficiation plant and the support for the operations will be, already started. The total cost of the project is US$353 million.

Logistics	Purchase of locomotives and wagons –EFVM/EFC	75	78	36	189	In the first nine months of 2004, EFVM and EFC received 2,259 wagons – 1,546 for the transportation of iron ore and 713 for general cargo - and 38 locomotives.

Power Generation	Aimorés Hydroelectric Power Plant	11	5	4	20	The plant is located on the Rio Doce, in the state of Minas Gerais, Brazil, and will have a generation capacity of 330MW, with start-up scheduled for July 2005.

	Capim Branco I & II Hydroelectric Power Plants	6	9	13	28	Both plants are located on the Rio Araguari, in the state of Minas Gerais, Brazil, and will have a generation capacity of 240MW and 210MW respectively. Operational start-up for both projects is scheduled for 2006.

SELECTED FINANCIAL INDICATORS FOR THE MAIN SUBSIDIARIES AND AFFILIATES

Selected financial indicators for the Company’s main subsidiaries and affiliates are available on the Company’s website, www.cvrd.com.br, investor relations.

BR GAAP

CONFERENCE CALL/WEBCAST

On Friday, November 12, CVRD will be holding a conference call and webcast at 12 pm (Rio de Janeiro time), 9 am US Eastern Standard Time and 2pm, British Standard Time. Instructions for participating in this conference call will be available on CVRD’s website, www.cvrd.com.br, investor relations. A recording of the conference call will be available on the Company ´s website for 90 days following November 12, 2004.

FINANCIAL STATEMENTS

R$ million

	3Q03	2Q04	3Q04
Gross Operating Revenues	2,766	3,578	3,742
Taxes	(87)	(194)	(208)
Net Operating Revenues	2,679	3,384	3,534
Cost of Goods Sold	(1,351)	(1,775)	(1,855)
Gross Earnings	1,328	1,609	1,679
Gross Margin (%)	49.6	47.5	47.5
Operational Expenses	(226)	(305)	(467)
Sales	(56)	(7)	(8)
Administrative	(97)	(134)	(123)
Research and Development	(64)	(76)	(99)
Other Operational Expenses	(9)	(88)	(237)
Operating Earnings	1,102	1,304	1,212
Result from Shareholdings	487	1,136	903
Equity Income	246	1.247	970
Goodwill Amortization	(113)	(80)	(10)
Provision for Losses	354	(31)	(57)
Financial Result	(273)	(703)	(54)
Financial Expenses	(145)	(153)	(277)
Financial Revenues	60	20	25
Monetary Variation	(188)	(570)	198
Disposal of Assets	—	—	463
Income Tax and Social Contribution	(38)	(54)	(228)
Net Earnings	1,278	1,683	2,296
Earnings per share (R$)	1.11	1.46	1.99

BALANCE SHEET

R$ million

	09/30/03	06/30/04	09/30/04
Asset
Current	5,617	3,925	5,818
Long Term	2,562	2,686	2,734
Fixed	22,177	26,416	27,163
Total	30,356	33,026	35,715
Liabilities
Current	6,392	4,453	6,012
Long Term	9,431	11,895	11,082
Shareholders’ Equity	14,533	16,678	18,621
Paid-up Capital	6,300	7,300	7,300
Reserves	8,233	9,378	11,321
Total	30,356	33,026	35,715

BR GAAP

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

Contents

Part I	2
1- Operating Results for the nine months ended September 30, 2004 Compared with the nine months ended September 30, 2003	2
1.1- General Aspects	2
1.2- Comments on the Company Results	3
1.2.1- Gross Revenue	3
1.2.2- Cost of Products and Services	4
1.2.3- Results of Equity Investments by Business Area	5
1.2.4- Operating Expenses	6
1.2.5- Net Financial Results	6
1.2.6- Income Tax and Social Contribution	6
1.2.7- Cash Generation	6
1.2.8- Non recurring Item — Samitri’s Goodwill Amortization	7
1.2.9- Extraordinary Item – CVRD Divests its Stake in CST	7
Part II	8
Quarterly Information and Notes to the Quarterly Information	8
2- Balance Sheet	8
3- Statement of Income	9
4- Statement of Changes in Stockholders’ Equity (Additional Information)	10
5- Statement of Cash Flows (Additional Information)	11
6- Notes to the Quarterly Information at September 30, 2004 and September 30, 2003	12
6.1- Operations	12
6.2- Presentation of Quarterly Information	12
6.3- Significant Accounting Policies	12
6.4- Cash and Cash Equivalents	12
6.5- Related Parties	13
6.6- Inventories	13
6.7- Deferred Income Tax and Social Contribution	14
6.8- Taxes to Recover or Offset	15
6.9- Investments	16
6.10- Property, Plant and Equipment	17
6.11- Loans and Financing	18
6.12- Contingent Liabilities	19
6.13- Environmental and Site Reclamation and Restoration Costs	20
6.14- Paid-up Capital	20
6.15- Treasury Stock	20
6.16- Financial Result	21
6.17- Financial Instruments — Derivatives	23
6.18- Administrative and Other Operating Expenses	26
6.19- Subsequent Events	26
Part III	27
7- Other Information the Company Deems Relevant	27
7.1- Iron Ore and Pellet Sales (Main Markets) (Unaudited)	27
8- Report of the Independent Auditors on Limited Review	28
9- Members of the Board of Directors, Advisory Committees of the Board of Directors, Fiscal Council, and Executive Officers and Responsible Technicians	29

CVRD	1

Part I

Expressed In thousands of reais

1-	Operating Results for the nine months ended September 30, 2004 Compared with the nine months ended September 30, 2003

1.1- General Aspects

(a)	Companhia Vale do Rio Doce’s segments of business are as follows:

•	Ferrous minerals: iron ore and pellets as well as manganese and ferroalloys;

•	Non-ferrous minerals: potash, kaolin and copper;

•	Logistics: railroads, ports and maritime terminals and shipping;

•	Energy: electric power generation; and

•	Holdings: equity holdings in producers of aluminum and steel.

(b)	The variations of the main currencies and indices in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly-controlled companies and affiliates, were as follows:

			Δ%		Parity
Currencies / Indices	U.S.
Period	DOLLAR	YEN	IGP-M	TJLP	US $ x R $	US $ x Yen
9M/04 (from 01/01/04 to 09/30/04)	(1.1)	(3.8)	10.3	7.3	2.8586	110.17
3Q/04 (from 07/01/04 to 09/30/04)	(8.2)	(9.1)	3.3	2.4	2.8586	110.17
2Q/04 (from 01/04/04 to 06/30/04)	6.8	2.5	4.0	2.4	3.1075	108.89
9M/03 (from 01/01/03 to 09/30/03)	(17.3)	(11.9)	7.1	8.6	2.9234	111.65
3Q/03 (from 07/01/03 to 09/30/03)	2.1	9.4	1.1	2.9	2.9234	111.65

About 65% of the Company’s gross revenue for the nine months ended September 30, 2004 is derived from exports and part of domestic sales is linked to the U.S. dollar. About 30% of total costs are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows.

Approximately 96% of the short-term and long-term loans of the Company at 09/30/04 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Note 6.16).

(c)	On the nine months ended September 30, 2004, the consolidated trade balance of US$3,285 million was generated as follows:

	Consolidated (in US$ million)
		Quarter		Accumulated
	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Exports	1,393	1,524	994	3,929	2,741
Imports	(218)	(278)	(172)	(644)	(368)

	1,175	1,246	822	3,285	2,373

Consolidated Trade Balance - US$ Million

2	CVRD

1.2- Comments on the Company Results

The net income for the Company on the nine months ended September 30, 2004 was R$4,933,077 (net income of R$2,296,222 in the third quarter and net income of R$1,683,141 in the second quarter) compared with net income of R$3,717,323 in the nine months ended September 30, 2003.

1.2.1- Gross Revenue

The 34% increase in gross revenue (R$10,051,438 on the nine months ended September 30, 2004 against R$7,490,599 in the nine months ended September 30, 2003) is the result of the 22% higher volume sold of iron ore and pellets, considering the merger of Ferteco in August 2003 and for the operation at full capacity of the pelletizing plant of São Luis in the second semester of 2003. The revenues of the period includes the first transportation of copper (130 thousands of tons – R$267,888) began on June, 2004. This effect was compensated in part for the average valuation of the real against the United States Dollar by 5.4%, incident on 87% of the revenue of the Company. The increase in iron ore and pellets sales was due to growth in Europe, Asia and steel companies of 33%, 16% and 32% respectively.

	In thousands of metric tons (except gold)						In thousands of reais
	Quarter			Accumulated			Quarter			Accumulated
	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03%		3Q/04	2Q/04	3Q/03	09/30/04	09/30/03%
External market
Iron ore — fines	28,538	26,294	23,734	79,589	66,043	21	1,506,799	1,431,912	1,244,755	4,098,038	3,217,501	27
Iron ore — lump ore	2,646	1,856	2,052	6,589	5,255	25	164,355	115,684	122,241	389,066	282,111	38
Pellets	5,742	5,910	4,026	16,866	11,815	43	610,833	705,071	400,157	1,795,500	1,117,617	61

	36,926	34,060	29,812	103,044	83,113	24	2,281,987	2,252,667	1,767,153	6,282,604	4,617,229	36

Internal market
Iron ore — fines	7,992	8,027	7,863	23,872	22,712	5	410,039	405,745	345,520	1,147,040	1,011,887	13
Iron ore — lump ore	2,615	2,486	1,781	7,305	4,829	51	132,477	118,722	64,156	348,424	172,988	101
Pellets (*)	1,360	1,321	841	3,822	2,462	55	190,784	204,549	123,175	546,611	337,487	62

	11,967	11,834	10,485	34,999	30,003	17	733,300	729,016	532,851	2,042,075	1,522,362	34

Total
Iron ore — fines	36,530	34,321	31,597	103,461	88,755	17	1,916,838	1,837,657	1,590,275	5,245,078	4,229,388	24
Iron ore — lump ore	5,261	4,342	3,833	13,894	10,084	38	296,832	234,406	186,397	737,490	455,099	62
Pellets	7,102	7,231	4,867	20,688	14,277	45	801,617	909,620	523,332	2,342,111	1,455,104	61

	48,893	45,894	40,297	138,043	113,116	22	3,015,287	2,981,683	2,300,004	8,324,679	6,139,591	36

Railroad transportation	12,832	12,524	13,675	37,521	39,391	(5)	333,333	318,831	281,231	913,306	810,115	13
Port services	6,654	6,896	6,515	19,185	19,550	(2)	88,536	90,957	77,898	250,978	229,715	9
Gold (kg)	—	—	442	—	1,858	—	—	—	16,229	—	68,612	—
Potash	161	166	198	465	505	(8)	103,410	96,176	81,455	264,858	217,328	22
Copper	96	34	—	130	—	—	195,538	72,350	—	267,888	—	—
Other products and services	—	—	—	—	—	—	6,169	18,021	9,751	29,729	25,238	18

							3,742,273	3,578,018	2,766,568	10,051,438	7,490,599	34

(*)	Includes revenues derived from services provided to pelletizing joint ventures in the amount of R$33,611, R$46,895, R$35,616, R$96,126 and R$116,373 in 3Q/04, 2Q/04, 3Q/03, 09/30/03 and 09/30/04, respectively.

Gross Revenue at 09/30/04 - R$10,051,438/US$3,374,250

CVRD	3

\

1.2.2- Cost of Products and Services

By Nature

	09/30/04		Quarter						Accumulated
	Denominated
	R$	US$	3Q/04%		2Q/04%		3Q/03%		09/30/04%		09/30/03%		Δ%
Personnel	505,906	—	190,659	10	165,305	9	143,550	11	505,906	10	387,421	10	31
Material	623,267	293,302	349,629	19	336,038	19	214,149	16	916,569	18	631,268	17	45
Oil and gas	559,401	—	204,325	11	195,051	11	161,544	12	559,401	11	456,362	12	23
Outsourced services	743,106	—	268,933	14	268,963	16	209,874	16	743,106	15	502,322	13	48
Outsourced transportation	228,015	—	73,256	4	71,478	4	19,385	1	228,015	4	36,377	1	527
Energy	166,606	—	68,765	4	53,970	3	43,021	3	166,606	3	99,980	3	67
Acquisition of iron ore and pellets	—	918,525	328,656	18	321,647	18	277,033	21	918,525	18	922,071	24	—
Tolling industrialization	—	50,992	17,254	1	18,747	1	16,650	1	50,992	1	20,918	1	144
Depreciation and depletion	425,562	—	151,383	8	125,646	7	143,291	10	425,562	8	398,349	10	7
Amortization of goodwill	288,286	—	96,095	5	96,095	5	41,541	3	288,286	6	90,379	2	219
Others	49,622	253,926	105,904	6	122,788	7	81,204	6	303,548	6	264,527	7	15

Total	3,589,771	1,516,745	1,854,859	100	1,775,728	100	1,351,242	100	5,106,516	100	3,809,974	100	34

	70%	30%

The increase of 34% (R$1,296,542) in the cost of products and services (R$5,106,516 as of September 30, 2004 compared to R$3,809,974 as of September 30, 2003) is mainly due to the following major factors:

•	Ferteco’s merger in August 2003, adding costs of R$589,329 from sales of 13,614 thousand tons of iron ore and pellets, besides the impact of R$136,614 goodwill amortization;

•	Acceleration of goodwill amortization period of Samitri as a result of the revision of its projection of rentability, increasing costs by R$60,934 in nine months;

•	Operations at full capacity of the São Luís Pellets Plant (UPSL), adding costs of R$136,507 to sales of 2,359 thousand tons in 2004;

•	Inclusion of the first transportation of copper at Sossego Mine increasing R$123,459 of costs due to sales of 130 thousands of tons in 2004; and

•	R$386,313 due to the increase in sales, the increase in maintenance costs of goods and equipment and price adjustments to contracts of services and oil-derived products.

Cost of Products and Services at 9/30/04 - R$5,106,516/US$1,715,283

4	CVRD

1.2.3- Results of Equity Investments by Business Area

The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03%
Ferrous Minerals
. Iron ore and pellets	505,185	388,629	148,047	1,154,038	763,869	51
. Manganese and ferroalloys	207,136	150,497	61,105	434,170	163,477	166
Non-Ferrous Minerals	15,590	(1,721)	(16,891)	19,504	(16,995)	215
Logistics	68,036	66,009	(181,085)	169,234	(160,865)	205
Holdings
. Steel	178,348	257,775	124,823	551,604	343,322	61
. Aluminum	234,629	227,858	135,057	552,100	622,986	(11)
Others	(3,441)	(2,797)	(94,161)	(2,541)	(67,019)	96

Equity	1,205,483	1,086,250	176,895	2,878,109	1,648,775	75

Provision for losses	(9,663)	(30,525)	354,352	(68,590)	329,118	(121)
Amortization of goodwill	(57,270)	(80,013)	(113,258)	(194,553)	(391,069)	50
Exchange variation on Stockholders’ Equity	(235,934)	160,745	69,495	(66,334)	(613,268)	89

Results of investment participations	902,616	1,136,457	487,484	2,548,632	973,556	162

The detailed information about the main Companies of CVRD Group are available at the Company website, www.cvrd.com.br, Investor Relations.

The effects of exchange rate variation on debt generated a sharp negative variation impacting the results of equity investments due to the real valuation against US dollar of 1% in 2004 compared to 17% in 2003.

Ferrous Minerals

(a) Iron Ore and Pellets

There were increases in sales volume of iron ore and pellets as well as of average prices, partially offset by the Real appreciation of 5% (the average exchange rate floated from R$3.1311 in the nine months ended September 30, 2003 to R$2.9783 in the nine months ended September 30, 2004).

In September 2003, CVRD increased its ownership in Caemi Mineração e Metalurgia S.A. (60.23% in the nine months ended September 30, 2004 against 16.86% in the eigt first months of 2003), having a positive impact on equity in the results of investees. As opposed, due to the incorporation of Ferteco Mineração S.A. in August 2003, equity in the results of Ferteco is no longer applicable as from the nine months ended September 30, 2004.

(b) Manganese and Ferroalloys

Equity in the results of investees had an increase, mainly due to the increases in sales volume and selling average prices of manganese and ferroalloys, partially offset by the effects of the Real appreciation of 5%.

Non-Ferrous Minerals

Operating income was stable despite the increase in sales volume and stability in average prices in US dollar, due to the negative effects of the 5% Real appreciation.

The negative equity in the results of investees in 2003 was compensated with the reversion of the Para Pigmentos S.A. provision for losses at the same period.

Logistic

Equity in the results of investees increased substantially, due to the increase in volume transported through the railroads and shipments, partially offset by the reduction in the volume of bulk transportation as a result of the divestitures program in the shipping business. Selling average prices increased mainly due to the strong demand for transportation services, especially from the exporters.

CVRD	5

Additionally, the result of equity investment at 2003 was negative impacted by the change in the accounting pratice to recognize the costs of renting of R$238,051in FCA.

Holdings

(a) Steel

Equity in the results of investees had an increase mainly due to the increases in sales volume and selling average prices, partially offset by the effects of the 5% Real appreciation against the US dollar.

Additionally, in the second quarter of 2004 CST had a favorable decision in Court and, accordingly, recognized R$73,533 of income tax credits related to the “Plano Verão” and reversal of provision for contingencies.

From June 2004 the stake in CST reduced from 28.02% to 7.91% as a result of the sale of CST stake.

(b) Aluminum

There were increases in sales volume, mainly of alumina and bauxite, due to the increase in the capacity production of the plants and increase in the selling average prices partially offset by the effects of the Real appreciation against the US dollar. The aluminum production costs of Valesul significantly increased as a result of the increase in energy costs.

The financial negative effects in the results totally offset the operating gains and generated a reduction of equity in the results of investees.

Additionally, as a result of the increase in metal prices, the marking of the market price derivative instruments for metal prices generated losses in the nine months ended September 30, 2004.

1.2.4- Operating Expenses

The operating expenses increased by R$392,943 (R$1,212,061 on 09/30/04 compared to R$819,118 on 09/30/03), basically because of non- recurring-goodwill amortization of Samitri (note 1.2.8).

1.2.5- Net Financial Results

The net financial result in 2004 had a negative impact of R$1,616, 954 (expense of R$961,940 on 09/30/04 compared to revenue of R$655,014 on 09/30/03), mainly due to exchange rate effects arising from the valuation of the real against the dollar of 1.1% in, 2004 and devaluation of the dollar against the real of 17.3% in 2003. (Note 6.16)

1.2.6- Income Tax and Social Contribution

Income tax and social contribution reflect an expense of R$324,957 on 09/30/04 compared with an expense of R$497,561 on 09/30/03, mainly caused by the decrease in the tax basis (income before income tax and social contribution less the equity method result, goodwill and provisions for non-deductible losses) to R$2,147,866 on 09/30/04 compared to R$3,364,551 on 09/30/03, partially reduced by the benefit of interest on stockholders’ equity of R$425,626 on 09/30/04 (R$657,713 on 09/30/03). (Note 6.7)

1.2.7- Cash Generation

The operating cash generation measured by EBITDA (earnings before interest, income tax and depreciation, amortization and depletion) was R$4,608,821 on 09/30/04, against R$3,637,366 on 09/30/03, an increase of 26.7%.

6	CVRD

EBITDA

	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Net operating revenue	3,534,138	3,384,461	2,679,622	9,526,797	7,215,406
Cost of products and services	(1,854,859)	(1,775,728)	(1,351,242)	(5,106,516)	(3,809,974)
Operating expenses	(467,155)	(304,927)	(226,070)	(1,212,061)	(819,118)

Operating profit	1,212,124	1,303,806	1,102,310	3,208,220	2,586,314
Depreciation / amortization of goodwill	257,606	233,322	191,629	746,951	515,590

	1,469,730	1,537,128	1,293,939	3,955,171	3,101,904
Write-off of assets	—	—	—	—	35,597
Non recurring item — goodwill Samitri	—	—	—	182,796	—
Dividends received	67,871	192,192	212,218	470,854	499,865

EBITDA R$	1,537,601	1,729,320	1,506,157	4,608,821	3,637,366

US$ average	2.9783	3.0474	2.9332	2.9735	3.1311

EBITDA US$	516,268	567,474	513,486	1,549,965	1,161,690

EBITDA / Interest paid	15.89	14.85	13.17	15.89	13.17
Gross debt /EBITDA (annualized)	1.73	1.93	2.13	1.73	2.13
Net Dedt(a) / EBITDA (annualized)	1.49	1.72	1.50	1.49	1.50

1.2.8- Non recurring Item – Samitri’s Goodwill Amortization

According to CVM instruction 247, we reviewed the terms of goodwill originated from Samitri acquisition. After reviewing the projections of future results we adopted 5 (five) years of amortization, mainly due to the increase of dividends received from Samarco. Consequently we recorded an expense of R$182,796.

1.2.9- Extraordinary Item – CVRD Divests its Stake in CST

CVRD signed a contract with Arcelor, to sell its stake in Companhia Siderurgica de Tubarão (CST).

Based on this contract, CVRD agreed to sell at 07/30/04 to Arcelor 869,045,672 common shares and 9,381,163,397 preferred shares of CST, representing, respectively, 4.42% of the voting capital and 29.96% of the non-voting capital of that company. CVRD received US$415.1 million for the shares and rights to be transferred to Arcelor according to the contract recorded a result of R$463,122 presented as an extraordinary item in the statement of income .

In addition, CVRD will sell to Arcelor 4,034,524,170 common shares of CST, representing 20.51% of the voting capital linked to the current CST shareholders agreement. This last transaction will be concluded when one of the three following events occur: (i) termination of the current CST shareholders agreement on May 25, 2005; (ii) waiver given by the other participants of the shareholders agreement; (iii) purchase by Arcelor of the CST shares owned by the other participants of the CST shareholders agreement.

CVRD will be paid US$163.4 million for the CST shares. This price will be adjusted by an interest rate equal to Libor plus 1.5% per annum, minus dividends distributed by CST to CVRD from now to the conclusion of the transaction.

CVRD	7

Part II

Quarterly Information and Notes to the Quarterly Information

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2- Balance Sheet	In thousands of reais

	Notes	09/30/04	06/30/04
Assets
Current assets
Cash and cash equivalents	6.4	293,556	227,780
Accounts receivable from customers	—	2,893,159	1,361,910
Related parties	6.5	466,724	316,284
Inventories	6.6	746,938	697,934
Taxes to recover or offset	6.8	558,619	576,771
Deferred income tax and social contribution	6.7	724,437	478,861
Others	—	134,492	264,138

		5,817,925	3,923,678

Long-term receivables
Related parties	6.5	625,631	705,575
Loans and financing	—	163,323	147,042
Deferred income tax and social contribution	6.7	826,922	725,087
Judicial deposits	6.12	1,105,906	1,081,034
Others	—	12,140	27,139

		2,733,922	2,685,877

Permanent assets
Investments	6.9	12,958,104	12,502,669
Property, plant and equipment	6.10	14,204,823	13,913,741

		27,162,927	26,416,410

		35,714,774	33,025,965

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	6.11	142,121	—
Current portion of long-term debt	6.11	785,288	1,001,290
Payable to suppliers and contractors	—	978,664	870,532
Related parties	6.5	1,564,003	1,395,001
Payroll and related charges	—	252,126	189,452
Pension Plan — Valia	—	98,043	96,158
Income taxes and social contributions to recove or offset	—	751,972	180,727
Provision for interest on stockholders’ equity	—	781,005	427,281
Others	—	658,586	292,072

		6,011,808	4,452,513

Long-term liabilities
Long-term debt	6.11	3,213,638	3,699,186
Related parties	6.5	4,387,903	5,138,937
Provisions for contingencies	6.12	1,812,675	1,603,557
Pension Plan — Valia	—	604,986	593,403
Others	—	1,062,955	860,058

		11,082,157	11,895,141

Stockholders’ equity
Paid-up capital	6.14	7,300,000	7,300,000
Revenue reserves	—	11,320,809	9,378,311

		18,620,809	16,678,311

		35,714,774	33,025,965

The additional information and notes are an integral part of these statements.

8	CVRD

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3- Statement of Income	In thousands of reais

		Quarter			Accumulated
	Notes	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Operating revenues	1.2.1
Sales of ore and metals
Iron ore and pellets		3,015,287	2,981,683	2,300,004	8,324,679	6,139,591
Copper		195,538	72,350	—	267,888	—
Gold		—	—	16,229	—	68,612
Potash		103,410	96,176	81,455	264,858	217,328

		3,314,235	3,150,209	2,397,688	8,857,425	6,425,531
Railroad and port services		421,869	409,788	359,129	1,164,284	1,039,830
Others		6,169	18,021	9,751	29,729	25,238

		3,742,273	3,578,018	2,766,568	10,051,438	7,490,599
Value Added taxes		(208,135)	(193,557)	(86,946)	(524,641)	(275,193)

Net operating revenues		3,534,138	3,384,461	2,679,622	9,526,797	7,215,406

Cost of products and services	1.2.2
Ores and metals		(1,730,255)	(1,657,604)	(1,234,222)	(4,762,148)	(3,468,419)
Railroad and port services		(118,847)	(114,853)	(109,223)	(332,316)	(328,281)
Others		(5,757)	(3,271)	(7,797)	(12,052)	(13,274)

		(1,854,859)	(1,775,728)	(1,351,242)	(5,106,516)	(3,809,974)

Gross profit		1,679,279	1,608,733	1,328,380	4,420,281	3,405,432
Gross margin		47.5%	47.5%	49.6%	46.4%	47.2%
Operating expenses
Selling		(8,642)	(6,729)	(55,927)	(20,026)	(152,926)
Administrative	6.18	(122,959)	(133,817)	(97,097)	(361,365)	(282,432)
Research and development		(98,622)	(75,717)	(64,412)	(237,678)	(138,557)
Other operating expenses	6.18	(236,932)	(88,664)	(8,634)	(410,196)	(245,203)
Non recurring item — goodwill Samitri	1.2.8	—	—	—	(182,796)	—

		(467,155)	(304,927)	(226,070)	(1,212,061)	(819,118)

Operating results		1,212,124	1,303,806	1,102,310	3,208,220	2,586,314
Operating margin		34.3%	38.5%	41.1%	33.7%	35.8%
Results of equity investments	6.9
Gain on investments accounted for by the equity method		1,205,483	1,086,250	176,895	2,878,109	1,648,775
Provision for losses		(9,663)	(30,525)	354,352	(68,590)	329,118
Amortization of goodwill		(57,270)	(80,013)	(113,258)	(194,553)	(391,069)
Exchange variation from foreign investees		(235,934)	160,745	69,495	(66,334)	(613,268)

		902,616	1,136,457	487,484	2,548,632	973,556
Financial results	6.16
Financial expenses, net		(220,704)	(187,309)	(96,169)	(509,360)	(270,723)
Monetary and exchange rate variation, net		184,626	(556,373)	(134,146)	(439,793)	977,508
Derivatives		(17,670)	40,401	(42,710)	(12,787)	(51,771)

		(53,748)	(703,281)	(273,025)	(961,940)	655,014
Extraordinary item — sold of CST	1.2.9	463,122	—	—	463,122	—

Income before income tax and social contribution		2,524,114	1,736,982	1,316,769	5,258,034	4,214,884
Income tax and social contribution	6.7
Current		(575,303)	29,751	35,716	(737,990)	(121,288)
Deferred		347,411	(83,592)	(73,717)	413,033	(376,273)

		(227,892)	(53,841)	(38,001)	(324,957)	(497,561)

Net income for the period		2,296,222	1,683,141	1,278,768	4,933,077	3,717,323

Number (thousands) of shares outstanding at the end of the period		1,151,520	1,151,520	1,151,517	1,151,520	1,151,517

Net earnings per share outstanding at the end of the period (R$)	6.14	1.99	1.46	1.11	4.28	3.23

EBITDA	1.2.7	1,537,601	1,729,320	1,506,157	4,608,821	3,637,366
EBITDA margin		43.5%	51.1%	56.2%	48.4%	50.4%

The additional information and notes are an integral part of these statements.

CVRD	9

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4- Statement of Changes in Stockholders’ Equity (Additional Information)	In thousands of reais

		Revenue reserves
	Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
On December 31, 2002	5,000,000	5,277,582	1,004,166	745,407	854,698	—	(131,334)	—	12,750,519

Change in accounting practice — environmental provision	—	—	—	—	—	—	—	(65,386)	(65,386)
Capitalization of reserves	1,300,000	(1,300,000)	—	—	—	—	—	—	—
Realization of revenue reserve	—	—	—	(188,141)	—	—	—	188,141	—
Treasury stock	—	—	—	—	—	—	16	—	16
Net income for the year	—	—	—	—	—	—	—	4,508,850	4,508,850
Proposed appropriations:
Interest on stockholders’ equity	—	—	—	—	—	—	—	(2,254,425)	(2,254,425)
Appropriation to revenue reserves	—	2,061,744	—	—	225,443	89,993	—	(2,377,180)	—

On December 31, 2003	6,300,000	6,039,326	1,004,166	557,266	1,080,141	89,993	(131,318)	—	14,939,574

Net income for the year	—	—	—	—	—	—	—	2,636,855	2,636,855
Capitalization of reserves	1,000,000	(910,007)	—	—	—	(89,993)	—	—	—
Interest on stockholders’ equity — deliberated	—	—	—	—	—	—	—	(470,837)	(470,837)
Interest on stockholders’ equity — accrued	—	—	—	—	—	—	—	(427,281)	(427,281)

On June 30, 2004	7,300,000	5,129,319	1,004,166	557,266	1,080,141	—	(131,318)	1,738,737	16,678,311

Net income for the period	—	—	—	—	—	—	—	2,296,222	2,296,222
Interest on stockholder’s equity — deliberated	—	—	—	—	—	—	—	(353,724)	(353,724)

On September 30, 2004	7,300,000	5,129,319	1,004,166	557,266	1,080,141	—	(131,318)	3,681,235	18,620,809

The additional information and notes are an integral part of these statements.

CVRD	10

(A free translation of the original in Portuguese)

5- Statement of Cash Flows (Additional Information)	In thousands of reais

	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Cash flows from operating activities:
Net income for the period	2,296,222	1,683,141	1,278,768	4,933,077	3,717,323
Adjustments to reconcile net income for the period with cash provided by operating activities:
Result of equity investments	(902,616)	(1,136,457)	(487,484)	(2,548,632)	(973,556)
Extraordinay Item — Sold of CST	(463,122)	—	—	(463,122)	—
Depreciation, amortization and depletion	182,269	172,138	143,900	518,978	419,023
Deferred income tax and social contribution	(347,411)	83,592	73,717	(413,033)	376,273
Financial expenses and monetary and exchange rate	(428,749)	515,144	178,335	174,663	(1,129,089)
Loss on disposal of property, plant and equipment	(11,534)	29,119	(16,979)	18,894	5,436
Amortization of goodwill in the cost of products sold	96,095	96,095	41,541	288,286	90,379
Non recurring item — goodwill Samitri	—	—	—	182,796	—
Net (gains) losses on derivatives	31,575	(53,891)	(11,035)	11,628	41,078
Dividends/interest on stockholders’ equity received	67,871	192,192	212,218	470,854	499,865
Others	(3,938)	22,120	(19,895)	257	(7,221)

	516,662	1,603,193	1,393,086	3,174,646	3,039,511

Decrease (increase) in assets:
Accounts receivable	(1,531,249)	(262,043)	(58,130)	(1,706,289)	282,343
Inventories	(49,004)	(101,215)	(32,741)	(193,510)	(62,809)
Others	120,462	(7,731)	137,849	93,628	73,695

	(1,459,791)	(370,989)	46,978	(1,806,171)	293,229

Increase (decrease) in liabilities:
Suppliers and contractors	108,132	(152,331)	(103,185)	19,211	17,474
Payroll and related charges and others	62,674	(11,206)	22,507	29,945	30,591
Income tax and social contribution to recover	571,245	(11,711)	—	751,972	—
Others	694,361	43,353	(262,995)	757,446	(157,093)

	1,436,412	(131,895)	(343,673)	1,558,574	(109,028)

	493,283	1,100,309	1,096,391	2,927,049	3,223,712

Cash flows from investing activities:
Loans and advances receivable	(125,902)	(66,038)	(1,028,846)	160,132	(1,062,723)
Guarantees and deposits	(26,421)	(46,421)	205,077	(121,298)	(230,530)
Additions to investments	(129,675)	(342,010)	69,688	(545,311)	(246,402)
Additions to property, plant and equipment	(568,507)	(910,437)	(772,271)	(2,352,390)	(1,731,799)
Proceeds from disposal of property, plant and equipment/investments	833,947	2,654	62,993	836,907	168,767

	(16,558)	(1,362,252)	(1,463,359)	(2,021,960)	(3,102,687)

Cash flows from financing activities:
Short-term debt	355,872	(263,228)	(249,558)	(379,148)	(610,826)
Long-term debt	(367,542)	1,376,658	1,599,243	2,000,614	2,506,689
Repayments to financial institutions	(399,279)	(214,831)	(275,696)	(1,784,297)	(685,101)
Interest on stockholders’ equity paid	—	(790,710)	(98,123)	(790,710)	(718,248)
Treasury stock	—	—	3	—	16

	(410,949)	107,889	975,869	(953,541)	492,530

Increase (decrease) in cash and cash equivalents	65,776	(154,054)	608,901	(48,452)	613,555
Cash and cash equivalents, beginning of the period	227,780	381,834	263,946	342,008	259,292
Cash of incorporated companies	—	—	91,946	—	91,946

Cash and cash equivalents, end of the period	293,556	227,780	964,793	293,556	964,793

Cash paid during the period for:
Short-term interest	—	—	—	(4,016)	(16,428)
Long-term interest	(70,726)	(95,930)	(94,461)	(272,024)	(260,917)
Income tax and social contribution paid	—	—	—	—	(46,704)
Non-cash transactions:
Additions to property, plant and equipment — mergers	94,882	(115,141)	(22,330)	(42,720)	94,374

CVRD	11

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in accordance with the requirements of Accounting, Practices Generally Accepted in Brazil)

6- Notes to the Quarterly Information at September 30, 2004 and September 30, 2003

Expressed In thousands of reais

6.1- Operations

Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as port and railroad transportation services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly-controlled companies, CVRD operates in manganese and ferroalloys, steel, aluminum and kaolin.

6.2- Presentation of Quarterly Information

The quarterly information have been prepared in conformity with accounting practices adopted in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute).

In order to provide better information to the market, the Company is presenting the Statement of Cash Flows (according to rule NPC 20 – Ibracon).

6.3- Significant Accounting Policies

(a)	The Company follows the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c)	Marketable securities, classified as cash and cash equivalents, are stated at cost plus accrued income earned to the Quarterly Information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

(g)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between production and estimated capacity.

6.4- Cash and Cash Equivalents

	09/30/04	06/30/04
Marketable securities linked to the interbank deposit certificate rate (*)	211,989	211,804
Government securities (NBC-E, NTN-D, LFT)	—	5,132
Others	81,567	10,844

	293,556	227,780

(*) For part of these investments the Company contracted interest rate and/or currency swap operations with financial institutions.

CVRD	12

6.5- Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Assets		Liabilities
	09/30/04	06/30/04	09/30/04	06/30/04
Subsidiaries
ALUNORTE — Alumina do Norte do Brasil S.A.	372,359	437,367	804	13,155
Alumínio Brasileiro S.A. — ALBRAS	4,043	1,667	10,247	11,692
CVRD Overseas Ltd.	175,009	71,876	1,492,872	1,639,610
Ferrovia Centro-Atlântica S.A.	25,752	1,691	8,736	1,028
Itabira Rio Doce Company Limited — ITACO	1,842,184	742,116	2,200,855	2,384,751
Mineração Andirá Ltda.	—	2,320	2,170	2,121
Pará Pigmentos S.A.	34,419	23,201	2	—
Rio Doce International Finance Ltd.	6,492	7,155	1,767,951	2,043,758
Rio Doce Manganês S.A. — RDM	15,947	11,187	206,925	36,755
Salobo Metais S.A.	232,180	232,179	—	—
Others	173,535	177,248	407,162	506,377

	2,881,920	1,708,007	6,097,724	6,639,247

Jointly controlled companies
Baovale Mineração S.A.	3,856	109	42,621	26,404
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	128,300	139,211	57,384	50,238
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	85,538	81,269	88,437	122,346
Companhia ¥talo-Brasileira de Pelotização — ITABRASCO	71,794	63,783	92,153	36,653
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	120,750	82,314	150,440	84,201
Companhia Siderúrgica de Tubarão — CST	61,520	98,596	214	29
Mineração Serra Geral S. A .	437	427	1,780	9,781
Samarco Mineração S.A.	4,775	4,818	777	—
Others	32,872	12,969	14,674	18,860

	509,842	483,496	448,480	348,512

Affiliates
Ferroban — Ferrovias Bandeirantes S. A .	26,333	25,327	—	—
Usinas Siderúrgicas de Minas Gerais S. A . — USIMINAS	47,971	21,268	275	—
Others	—	13	—	2,492

	74,304	46,608	275	2,492

	3,466,066	2,238,111	6,546,479	6,990,251

Represented by:
Trade balances (sales and purchases of products and services) (*)	2,373,711	1,216,252	594,573	456,313
Short-term financial balances	466,724	316,284	1,564,003	1,395,001
Long-term financial balances	625,631	705,575	4,387,903	5,138,937

	3,466,066	2,238,111	6,546,479	6,990,251

(*) Included in “Accounts receivable from customers” and “Payable to suppliers and contractors”.

6.6- Inventories

	09/30/04	06/30/04
Finished products
. Iron ore	259,807	237,817
. Pellets	31,098	26,839
. Copper	20,277	30,714
. Others	6,215	5,313

	317,397	300,683
Spare parts and maintenance supplies	429,541	397,251

	746,938	697,934

CVRD	13

6.7- Deferred Income Tax and Social Contribution

	Deferred assets
	09/30/04	06/30/04
Tax loss carryforward	265,541	145,276

Temporary differences:
. Pension Plan	249,350	245,188
. Contingent liabilities	527,410	417,684
. Provision for losses on assets	459,246	437,222
. Provision for losses on derivative financial instruments	56,697	56,656
. Others	(6,885)	(98,078)

	1,285,818	1,058,672

Total	1,551,359	1,203,948

Short-term	724,437	478,861
Long-term	826,922	725,087

	1,551,359	1,203,948

The deferred assets and liabilities regarding income tax and social contribution are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared in light of internal assumptions and macroeconomic, commercial and fiscal scenarios. These projections can change in the future. These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

Net amount of
Years	credits
2005	724,437
2006	280,903
2007	184,437
2008	84,274
2009	93,727
2010	63,307
2011	25,368
2012 to 2014	94,906

1,551,359

In addition to the credits recorded, the Company has a lawsuit claiming an additional 51.8% monetary restatement for tax purposes applied to the months of January and February 1989 (“Plano Verão” monetary plan). A favorable ruling has already been obtained for compensation of credits corresponding to 42.7% instead of the 51.8% requested (however, not yet fully utilized). The amount of these credits covered by the ruling aggregates approximately R$309,000 and the accounting effects have not yet been recognized in the quarterly information.

CVRD	14

     The amounts reported as income tax and social contribution, which affected the results for the period are as follows:

	Quarter			Accumulated
	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Income before income tax and social contribution	2,524,114	1,736,982	1,316,769	5,258,034	4,214,884
Equity in results of subsidiaries and affiliated companies	(1,205,483)	(1,086,250)	(176,895)	(2,878,109)	(1,648,775)
Exchange rate variation on equity	235,934	54,911	60,621	66,334	185,174
Non-deductible goodwill and provisions for losses	54,909	—	—	164,729	—
Extraordinary item — sold of CST	(463,122)			(463,122)

	1,146,352	705,643	1,200,495	2,147,866	2,751,283
Statutory rates — income tax (25%) and social contribution (9%) = 34%	(389,759)	(185,266)	(384,540)	(730,274)	(1,143,947)
Adjustments to net income which modify the effect on the result for the period:
Income tax benefit from interest on stockholders’ equity	119,455	145,329	317,337	425,625	657,713
Fiscal incentives	51,652	—	18,502	51,652	70,652
Stockholders’ equity received	(10,672)	(19,267)	(21,932)	(41,839)	(36,950)
Others	1,432	5,363	32,632	(30,121)	(45,029)

Income tax and social contribution	(227,892)	(53,841)	(38,001)	(324,957)	(497,561)

6.8- Taxes to Recover or Offset

	09/30/04	06/30/04
Withholding income tax on marketable securities	127,081	122,095
Withholding income tax on interest on stockholder’s equity	33,138	28,203
Value-Added Tax	314,928	336,266
PIS and COFINS	55,316	38,651
Other PIS/COFINS credits	4,976	31,091
Others	23,180	20,465

	558,619	576,771

CVRD	15

6.9- Investments

				Investment participations

			Adjusted			Advance for future		Goodwill and negative
		Adjusted	net income	Investments		capital increase		goodwill
	Partici-	stockholders’	(loss) for
	pation %	equity	the period	09/30/04	06/30/04	09/30/04	06/30/04	09/30/04	06/30/04
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, i)	60.23	1,440,263	455,673	796,579	703,064	—	—	1,182,776	1,218,356
KOBRASCO (g)	50.00	44,033	37,955	22,017	7,671	—	—	—	—
HISPANOBRÁS (g)	50.89	119,917	31,631	61,026	57,659	—	—	—	—
ITABRASCO (g)	50.90	83,819	21,282	42,665	40,263	—	—	—	—
NIBRASCO (b)	51.00	143,243	57,666	73,054	65,643	—	—	—	—
CVRD Overseas Ltd. (a,b)	100.00	589,776	174,777	589,776	544,501	—	—	—	—
Gulf Industrial Investment Co. — GIIC (a, b)	50.00	245,145	56,670	122,562	119,803	—	—	—	—
ITACO/ RDE (a,b)	100.00	1,976,186	728,726	1,976,186	1,352,474	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	50.00	99,376	(5,051)	49,688	50,789	—	—	—	—
Samarco Mineração S.A. (g)	50.00	661,925	491,336	330,963	278,764	—	—	—	—
Incorporated companies (d, j)			—	—	—	—	—	853,691	949,786
Companhia Portuária da Baía de Sepetiba (b)	100.00	204,887	44,155	204,887	187,631	—	—	—	—
Others (b)			—	251,658	254,034	—	—	21,246	23,607

				4,521,061	3,662,296	—	—	2,057,713	2,191,749
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	100.00	245,746	48,460	245,746	206,895	—	—	—	—
Rio Doce Manganês S.A. (g)	100.00	879,256	250,974	869,920	751,433	—	—	90,445	109,775
Urucum Mineração S.A. (g)	100.00	54,415	19,966	54,415	43,735	—	—	—	—
Others (b)			—	89,613	76,794	—	—	—	—

				1,259,694	1,078,857	—	—	90,445	109,775
Non-ferrous
Pará Pigmentos S.A. (g)	82.04	114,810	24,550	94,190	78,320	—	—	—	—
Ferro-Gusa Carajás (b, h)	87.92	121,467	—	106,794	106,794	—	—	—	—
Salobo Metais S.A. (b,h)	100.00	233,285	—	233,285	233,285	17,984	10,809	—	—
Others (b)			—	27,637	100,772	—	—	—	—

				461,906	519,171	17,984	10,809	—	—
Logistics
Ferrovia Centro-Atlântica S.A. (g)	100.00	412,855	(61,506)	412,855	299,688	—	—	—	—
MRS Logística S.A. (c,g)	29.35	420,933	164,679	123,544	102,577	—	—	—	—
DOCENAVE (g)	100.00	318,692	87,264	318,692	297,633	—	—	—	—
TVV — Terminal de Vila Velha S.A. (g)	99.89	68,534	11,136	68,459	64,962	—	—	—	—
CPP Participações (g)	100.00	(15,122)	(269)	(15,122)	(15,122)	—	—	—	—
Others (b)			—	2,859	2,859	—	—	—	—

				911,287	752,597	—	—	—	—
Steel
California Steel Industries, Inc — CSI (a, b)	50.00	785,282	199,060	392,641	377,036	—	—	—	—
CST (e, f, g)	7.91	4,655,833	1,401,359	368,276	1,182,188	—	—	(51,495)	(128,694)
DOCEPAR S.A. (g)	100.00	21,371	—	—	—	—	—	—	—
Rio Doce Limited (a, b)	100.00	330,805	—	330,805	344,866	—	—	—	—
USIMINAS (b,f)	11.46	5,129,686	1,401,341	587,862	541,549	—	—	—	—
Others (b)			—	(400)	(400)	—	—	—	—

				1,679,184	2,445,239	—	—	(51,495)	(128,694)
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	51.00	1,143,038	303,179	580,548	521,988	—	—	—	—
ALUNORTE (b)	57.03	1,432,074	353,723	816,712	709,284	—	—	—	—
Itabira Rio Doce (ITACO) (a,b)		—	—	—	—	—	—	—	—
Mineração Rio do Norte S.A. (g)	40.00	879,701	341,324	351,880	291,512	—	—	—	—
ALUVALE — own operations (m)		—	—	—	—	—	—	—	—
Valesul Alumínio S.A. (g)	54.51	273,304	57,953	148,978	138,299	—	—	—	—

				1,898,118	1,661,083	—	—	—	—
Others
CELMAR (b)	0.00	—	—	—	—	—	—	—	—
DOCEPAR S.A. (g)	100.00	21,371	(4,361)	21,371	26,634	—	—	—	—
FOSFERTIL (l)		—	—	—	—	—	—	—	—
Florestas Rio Doce S.A. (g)	99.85	78,521	2,205	78,403	159,207	—	—	—	—
Others (b)		—	—	(2,472)	(959)	14,905	14,905	—	—

				97,302	184,882	14,905	14,905	—	—

				10,828,552	10,304,125	32,889	25,714	2,096,663	2,172,830

Effects of exchange variation from foreign investees				—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity / Others			Provision for losses			Amortization of goodwill
	3Q/04	2Q/04	3Q/03	3Q/04	2Q/04	3Q/03	3Q/04	2Q/04	3Q/03
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, i)	93,689	101,112	11,275	—	—	—	(35,580)	(35,580)	(20,480)
KOBRASCO (g)	14,346	354	—	—	—	2,374	—	—	—
HISPANOBRÁS (g)	4,473	10,600	1,836	—	—	—	—	—	—
ITABRASCO (g)	2,402	7,864	1,912	—	—	—	—	—	—
NIBRASCO (b)	7,411	14,506	8,430	—	—	—	—	—	—
CVRD Overseas Ltd. (a,b)	81,409	56,019	15,089	—	—	—	—	—	—
Gulf Industrial Investment Co. — GIIC (a, b)	10,962	5,785	9,957	—	—	—	—	—	—
ITACO/ RDE (a,b)	13,376	190,536	59,319	—	—	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	(1,101)	(3,827)	2,120	—	—	—	—	—	—
Samarco Mineração S.A. (g)	105,946	63,540	52,412	—	—	—	—	—	—
Incorporated companies (d, j)	—	—	33,359	—	—	—	—	—	(26,275)
Companhia Portuária da Baía de Sepetiba (b)	17,256	16,586	—	—	—	—	—	—	—
Others (b)	12,204	27,824	9,724	(233)	(439)	—	(2,361)	(2,361)	(2,361)

	362,373	490,899	205,433	(233)	(439)	2,374	(37,941)	(37,941)	(49,116)
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	33,854	14,606	8,965	—	—	—	—	—	—
Rio Doce Manganês S.A. (g)	118,486	93,711	29,851	—	—	—	(19,329)	(19,329)	(20,129)
Urucum Mineração S.A. (g)	10,680	6,190	5,086	—	—	—	—	—	—
Others (b)	27,970	48,893	19,745	(97)	(20)	(149)	—	—	—

	190,990	163,400	63,647	(97)	(20)	(149)	(19,329)	(19,329)	(20,129)
Non-ferrous
Pará Pigmentos S.A. (g)	15,870	(1,429)	(16,960)	—	—	11,197	—	—	(20,364)
Ferro-Gusa Carajás (b, h)	—	—	—	—	—	—	—	—	—
Salobo Metais S.A. (b,h)	—	—	—	—	—	—	—	—	—
Others (b)	(280)	(292)	69	—	—	—	—	—	—

	15,590	(1,721)	(16,891)	—	—	11,197	—	—	(20,364)
Logistics
Ferrovia Centro-Atlântica S.A. (g)	141	129	(200,902)	(9,333)	(26,302)	189,156	—	—	(18,660)
MRS Logística S.A. (c,g)	20,967	15,341	—	—	—	22,524	—	—	—
DOCENAVE (g)	21,059	46,538	14,376	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A. (g)	3,497	4,130	2,786	—	—	—	—	—	—
CPP Participações (g)	—	—	—	—	(269)	—	—	(22,743)	—
Others (b)	(141)	(129)	2,655	—	—	(3,527)	—	—	—

	45,523	66,009	(181,085)	(9,333)	(26,571)	208,153	—	(22,743)	(18,660)
Steel
California Steel Industries, Inc — CSI (a, b)	9,026	88,063	5,112	—	—	—	—	—	—
CST (e, f, g)	39,352	175,416	83,106	—	—	—	—	—	—
DOCEPAR S.A. (g)	—	—	—	—	—	—	—	—	—
Rio Doce Limited (a, b)	—	—	—	—	—	—	—	—	—
USIMINAS (b,f)	76,594	39,000	47,361	—	—	—	—	—	—
Others (b)	—	—	—	—	—	—	—	—	—

	124,972	302,479	135,579	—	—	—	—	—	—
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	58,560	98,698	36,259	—	—	—	—	—	—
ALUNORTE (b)	107,428	73,174	15,810	—	—	—	—	—	(4,989)
Itabira Rio Doce (ITACO) (a,b)	(2,406)	1,922	33,318	—	—	—	—	—	—
Mineração Rio do Norte S.A. (g)	60,368	42,651	38,733	—	—	—	—	—	—
ALUVALE — own operations (m)	—	—	3,622	—	—	—	—	—	—
Valesul Alumínio S.A. (g)	10,679	11,413	7,315	—	—	—	—	—	—

	234,629	227,858	135,057	—	—	—	—	—	(4,989)
Others
CELMAR (b)	—	—	—	—	—	18,233	—	—	—
DOCEPAR S.A. (g)	(5,263)	581	(119,655)	—	—	114,544	—	—	—
FOSFERTIL (l)	—	—	3,936	—	—	—	—	—	—
Florestas Rio Doce S.A. (g)	735	(2,502)	20,999	—	—	—	—	—	—
Others (b)	—	(8)	(630)	—	(3,495)	—	—	—	—
	(4,528)	(1,929)	(95,350)	—	(3,495)	132,777	—	—	—

	969,549	1,246,995	246,390	(9,663)	(30,525)	354,352	(57,270)	(80,013)	(113,258)

Effects of exchange variation from foreign investees	(235,934)	160,745	69,495	—	—	—	—	—	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Result of investment participations								Market
	Total			Total		Dividends received			Value

	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03	3Q/04	2Q/04	3Q/03	3Q/04
Iron ore and pellets
Caemi Mineração e Metalurgia S.A. (f, g, i)	58,109	65,532	(9,205)	155,709	(8,056)	—	—	—	4,249,409
KOBRASCO (g)	14,346	354	2,374	18,978	29,140	—	—	—	—
HISPANOBRÁS (g)	4,473	10,600	1,836	16,097	8,192	1,106	1,133	1,240	—
ITABRASCO (g)	2,402	7,864	1,912	10,833	6,571	—	1,096	—	—
NIBRASCO (b)	7,411	14,506	8,430	29,409	7,486	—	—	—	—
CVRD Overseas Ltd. (a,b)	81,409	56,019	15,089	174,777	81,552	—	—	—	—
Gulf Industrial Investment Co. — GIIC (a, b)	10,962	5,785	9,957	28,334	26,472	—	—	—	—
ITACO/ RDE (a,b)	13,376	190,536	59,319	231,707	(298,535)	—	—	—	—
Minas da Serra Geral S.A. — MSG (b)	(1,101)	(3,827)	2,120	(5,601)	8,826	—	198	—	—
Samarco Mineração S.A. (g)	105,946	63,540	52,412	245,668	193,256	53,747	97,593	43,753	—
Incorporated companies (d, j)	—	—	7,084	—	125,557	—	—	—	—
Companhia Portuária da Baía de Sepetiba (b)	17,256	16,586	—	44,155	—	—	—	—	—
Others (b)	9,610	25,024	7,363	53,560	9,247	11,682	875	305	—

	324,199	452,519	158,691	1,003,626	189,708	66,535	100,895	45,298
Manganese and ferroalloys
Rio Doce Manganèse Europe — RDME (a, b)	33,854	14,606	8,965	59,907	(20,083)	—	—	—	—
Rio Doce Manganês S.A. (g)	99,157	74,382	9,722	192,986	13,708	—	—	—	—
Urucum Mineração S.A. (g)	10,680	6,190	5,086	19,966	18,738	—	—	—	—
Others (b)	27,873	48,873	19,596	101,146	57,738	1,336	—	—	—

	171,564	144,051	43,369	374,005	70,101	1,336	—	—
Non-ferrous
Pará Pigmentos S.A. (g)	15,870	(1,429)	(26,127)	20,140	25,145	—	—	—	—
Ferro-Gusa Carajás (b, h)	—	—	—	—	—	—	—	—	—
Salobo Metais S.A. (b,h)	—	—	—	—	—	—	—	—	—
Others (b)	(280)	(292)	69	(636)	(35)	—	—	—	—

	15,590	(1,721)	(26,058)	19,504	25,110	—	—	—
Logistics
Ferrovia Centro-Atlântica S.A. (g)	(9,192)	(26,173)	(30,406)	(61,067)	(283,688)	—	—	—	—
MRS Logística S.A. (c,g)	20,967	15,341	22,524	48,333	42,494	—	—	—	—
DOCENAVE (g)	21,059	46,538	14,376	87,264	33,838	—	7,720	60,550	—
TVV — Terminal de Vila Velha S.A. (g)	3,497	4,130	2,786	11,124	6,915	—	—	2,838	—
CPP Participações (g)	—	(23,012)	—	(23,012)	—	—	—	—	—
Others (b)	(141)	(129)	(872)	(439)	(9,184)	—	—	—	—

	36,190	16,695	8,408	62,203	(209,625)	—	7,720	63,388
Steel
California Steel Industries, Inc — CSI (a, b)	9,026	88,063	5,112	99,530	(125,536)	—	—	—	—
CST (e, f, g)	39,352	175,416	83,106	284,918	219,871	—	—	87,793	504,316
DOCEPAR S.A. (g)	—	—	—	—	—	—	—	—	—
Rio Doce Limited (a, b)	—	—	—	—	—	—	—	—	—
USIMINAS (b,f)	76,594	39,000	47,361	160,594	121,361	—	—	9,627	954,997
Others (b)	—	—	—	—	—	—	—	—	—

	124,972	302,479	135,579	545,042	215,696	—	—	97,420
Aluminum
ALBRAS — Alumínio Brasileiro S.A. (b)	58,560	98,698	36,259	154,621	275,897	—	—	—	—
ALUNORTE (b)	107,428	73,174	10,821	201,728	152,830	—	—	—	—
Itabira Rio Doce (ITACO) (a,b)	(2,406)	1,922	33,318	27,631	47,883	—	—	—	—
Mineração Rio do Norte S.A. (g)	60,368	42,651	38,733	136,530	92,624	—	61,773	—	—
ALUVALE — own operations (m)	—	—	3,622	—	25,012	—	—	—	—
Valesul Alumínio S.A. (g)	10,679	11,413	7,315	31,590	23,751	—	21,804	—	—

	234,629	227,858	130,068	552,100	617,997	—	83,577	—
Others
CELMAR (b)	—	—	18,233	—	18,233	—	—	—	—
DOCEPAR S.A. (g)	(5,263)	581	(5,111)	(4,361)	11,169	—	—	—	—
FOSFERTIL (l)	—	—	3,936	—	21,505	—	—	6,112	—
Florestas Rio Doce S.A. (g)	735	(2,502)	20,999	2,202	14,258	—	—	—	—
Others (b)	—	(3,503)	(630)	(5,689)	(596)	—	—	—	—

	(4,528)	(5,424)	37,427	(7,848)	64,569	—	—	6,112

	902,616	1,136,457	487,484	2,548,632	973,556	67,871	192,192	212,218

Effects of exchange variation from foreign investees	(235,934)	160,745	69,495	(66,334)	(613,268)	—	—	—	—

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the quarterly information date. The equity method adjustment comprises the difference due to exchange rate variations as well as participation in results;

(b)	Companies audited by other independent accountants;

(c)	CVRD’s interest in MRS Logística S.A. is held directly and indirectly through Caemi Mineração e Metalurgia S.A.;

(d)	Merged companies (Socoimex, Samitri and Ferteco) — amortization of goodwill recorded in the cost of products sold of the Parent Company;

(e)	Partial sale – note 1.2.9;

(f)	Investments in companies that were listed on stock exchanges on 09/30/04. The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares;

(g)	Companies audited by our independent accountants;

(h)	Companies in pre-operating phase;

(i)	Acquisition on 09/02/03 from Mitsi & Co., Ltd. of 659,375,000 common shares and 1,040,671,032 preferred shares (43.37% of the total capital of Caemi), totaling 100% of the common shares and 40.06% of the preferred shares of Caemi (60.23% of the total capital);

(j)	Amortization of Samitri goodwill was reduced by 10 (ten) years to 5 (five) years after the review of feature results projections (note 1.2.10);

(k)	Companies sold; and

(l)	Companies merged.

CVRD	16

6.10- Property, Plant and Equipment

(a) By business area :

	09/30/04			06/30/04
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Ferrous — Northern System
Mining	2,079,968	(865,172)	1,214,796	2,016,667	(841,436)	1,175,231
Railroads	2,996,629	(1,214,549)	1,782,080	2,914,488	(1,184,067)	1,730,421
Ports	768,787	(270,022)	498,765	750,385	(265,529)	484,856
Construction in progress	1,171,002	—	1,171,002	1,171,276	—	1,171,276

	7,016,386	(2,349,743)	4,666,643	6,852,816	(2,291,032)	4,561,784

Ferrous — Southern System
Mining	3,316,757	(1,750,742)	1,566,015	3,315,487	(1,705,472)	1,610,015
Railroads	3,598,269	(1,886,304)	1,711,965	3,561,401	(1,860,398)	1,701,003
Ports	597,450	(442,763)	154,687	597,451	(439,583)	157,868
Construction in progress	984,766	—	984,766	890,900	—	890,900

	8,497,242	(4,079,809)	4,417,433	8,365,239	(4,005,453)	4,359,786

Pelletizing
South	778,265	(560,046)	218,219	777,505	(556,135)	221,370
North	522,993	(34,301)	488,692	522,466	(30,125)	492,341
Construction in progress	214,851	—	214,851	201,986	—	201,986

	1,516,109	(594,347)	921,762	1,501,957	(586,260)	915,697

Non-Ferrous
Potash	156,366	(69,712)	86,654	155,060	(66,316)	88,744
Gold	9,816	(4,854)	4,962	10,167	(5,015)	5,152
Copper	1,391,786	(39,273)	1,352,513	1,391,786	(21,348)	1,370,438
Research and pro jects	251,582	(203,726)	47,856	251,582	(208,920)	42,662
Construction in progress	553,151	—	553,151	490,127	—	490,127

	2,362,701	(317,565)	2,045,136	2,298,722	(301,599)	1,997,123

Logistics
In operation	1,315,173	(598,374)	716,799	1,310,115	(588,441)	721,674
Construction in progress	101,976	—	101,976	88,810	—	88,810

	1,417,149	(598,374)	818,775	1,398,925	(588,441)	810,484

Energy
In operation	487,958	(41,334)	446,624	379,958	(37,916)	342,042
Construction in progress	516,317	—	516,317	629,167	—	629,167

	1,004,275	(41,334)	962,941	1,009,125	(37,916)	971,209

Corporate
In operation	188,318	(101,794)	86,524	188,319	(94,555)	93,764
Construction in progress	285,609	—	285,609	203,894	—	203,894

	473,927	(101,794)	372,133	392,213	(94,555)	297,658

Total	22,287,789	(8,082,966)	14,204,823	21,818,997	(7,905,256)	13,913,741

(b) By type of asset:

	Annual	09/30/04			06/30/04
	Average
	deprecia-		Accumulated			Accumulated
	tion rates	Cost	depreciation	Net	Cost	depreciation	Net
Buildings	2.63%	1,783,781	(704,361)	1,079,420	1,776,866	(693,505)	1,083,361
Installations	3.51%	6,256,723	(2,769,874)	3,486,849	6,126,753	(2,728,179)	3,398,574
Equipment	10.00%	1,555,975	(771,926)	784,049	1,515,099	(750,016)	765,083
Railroads	3.61%	6,165,369	(2,922,945)	3,242,424	6,043,124	(2,875,067)	3,168,057
Mineral rights (*)	2.12%	1,019,234	(96,430)	922,804	1,019,234	(80,233)	939,001
Others	14.66%	1,679,035	(817,430)	861,605	1,661,761	(778,256)	883,505

		18,460,117	(8,082,966)	10,377,151	18,142,837	(7,905,256)	10,237,581
Construction in progress		3,827,672	—	3,827,672	3,676,160	—	3,676,160

Total		22,287,789	(8,082,966)	14,204,823	21,818,997	(7,905,256)	13,913,741

(*) Calculated based on the volume of ore extracted in relation to the proven and probable reserves.

Operating Risks and Insurance

The Company has a wide program of risk management that provides coverage and protection for all its assets, as well as possible loss arising from production interruption, in accordance with an all risks insurance policy. This program includes inspections and in loco training, using various risk committees in the Company’s operating units, and the Company’s subsidiaries and associates.

The Company strives to keep risk management in line in all areas, providing a uniform treatment, obtaining in the national and international markets the coverage compatible with a company of the size of CVRD. The coverage comprises, besides assets and production, personal injuries, damage to third parties, environmental damages and cargo transported by the Company.

CVRD	17

In order to obtain the best risk management program, besides using alternatives due to the situation of the international insurance market, the Company created a captive reinsurance company. The intention was to improve the risk management, as well as to provide a more efficient tool for negotiation and penetration in the market, covering risks involving CVRD Group Companies Brazil and overseas. The Company has also intensified the activities of the risk committees arising at improving risk management on the Company’s installations and equipment.

6.11- Loans and Financing

Long-term

	09/30/04	06/30/04
Trade finance	142,121	—

Long-term

	Current liabilities		Long-term liabilities
	09/30/04	06/30/04	09/30/04	06/30/04
Foreign operations
Loans and financing in:
U.S. dollars	657,228	850,163	2,947,187	3,397,610
Yen	1,658	1,824	4,976	6,385
Other currencies	8,350	9,443	56,084	59,303
Accrued charges	25,640	32,403	—	—

	692,876	893,833	3,008,247	3,463,298

Local operations
Indexed by TJLP, TR and IGP-M	18,804	18,424	35,739	37,360
Basket of currencies	20,208	31,483	319	348
Loans in U.S. dollars	51,900	56,419	168,464	197,237
Non-convertible debentures	—	—	869	943
Accrued charges	1,500	1,131	—	—

	92,412	107,457	205,391	235,888

	785,288	1,001,290	3,213,638	3,699,186

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$1.00 = R$2.8586 on 09/30/04 (R$3.1075 on 06/30/04) and ¥ 1.00 = R$0.025996 on 09/30/04 (R$0.028592 on 06/30/04);

(b)	On September 30, 2004 loans and financing were supported by the following guarantees:

•	Guarantees received from the federal government of R$433,178 to which we gave as counter-guarantees shares and operating income;

•	Property, plant and equipment of R$148,775;

•	Future operating revenues of R$191,023.

(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 09/30/04:

2005	97,343	3%
2006	1,164,023	36%
2007	491,150	15%
2008	436,323	14%
2009 onward	1,024,799	32%

	3,213,638	100%

CVRD	18

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) as of 09/30/04 as follows:

Up to 3%	1,525,346	38%
3.1 to 5%	1,983,079	50%
5.1 to 7%	189,314	5%
7.1 to 9%	246,298	6%
9.1 to 11%	54,889	1%

	3,998,926	100%

(e)	The estimated market values of loans and financing approximate their book values.

(f)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) whose purpose were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from mineral resources held by the Company and its subsidiary and affiliated companies that were not evaluated at the time of setting the minimum price of CVRD shares at the privatization auction.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one centavo), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed. On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request. In the quarter ended September 30, 2004 26,108,893 debêntures were negociated R$0.024 average prices.

6.12- Contingent Liabilities

At the quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its external legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Judicial deposits		Provisions for contingencies
	09/30/04	06/30/04	09/30/04	06/30/04
Tax contingencies	746,240	741,275	916,298	785,571
Labor and social security claims	196,321	183,551	470,693	448,197
Civil claims	151,652	146,525	409,730	354,718
Others	11,693	9,683	15,954	15,071

Total	1,105,906	1,081,034	1,812,675	1,603,557

Tax contingencies relate principally to a legal action claiming the unconstitutionality of CPMF (tax on bank transactions) and others relating to value-added tax (ICMS).

Labor-related actions principally comprise employee claims in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

Civil actions principally relate to claims made against the Company by contractors in connection with losses alleged to have been incurred as a result of various past government economic plans.

(b)	Guarantees given to jointly-controlled companies are as follows:

	Amount of
	guarantee - R$
			Denominated			Counter
Affiliate or Joint Venture	09/30/04	06/30/04	currency	Purpose	Final maturity	guarantees
SAMARCO	18,041	22,653	US$	Debt guarantee IFC	2008	None
VALESUL	1,118	1,219	R$	Debt guarantee BNDES	2007	None

The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. For granting the guarantees to Samarco CVRD does not charge a fee.

CVRD	19

6.13- Environmental and Site Reclamation and Restoration Costs

The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine.

The Company adopted the concepts of the Accounting for Asset Retirement Obligations, as follows:

•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.

On 09/30/04, the provision for environmental liabilities amounted to R$254,466 (R$249,343 on 06/30/04), which was accounted for in “Others” in long-term liabilities.

6.14- Paid-up Capital

On August 18, 2004 the Extraordinary General Shareholders’ Meeting approved the forward stock split. Each share, common and preferred, is represented by three shares.

After the split the Company’s capital amounting to R$7.3 billion comprises 1,165,677,168 shares (388,559,056 shares on 06/30/2004), of which 749,949,429 common shares (249,983,143 shares on 06/30/2004) 415,727,739 class “A” preferred shares (138,575,913 shares 06/30/04), including three special class shares without par value (“Golden Share”). The share/ADR proportion was maintained at 1/1; therefore, each common and preferred share, will continue to be represented by one ADR supported by one common share (NYSE: RIO) or by one ADR supported by one class “A” preferred share (NYSE: RIOPR) respectively.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

The special “Golden Share” created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company’s name, headquarters location, nature as a mining enterprise, continuous operation of the integrated mining, transportation and shipping systems and other matters determined in the Bylaws.

For comparable purposes we considered the effects of the split to calculate the net income per outstanding share, presented in the Statement of Income.

6.15- Treasury Stock

The Board of Directors, under the terms of subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.

As of 09/30/04, the Company had acquired 14,145,510 common shares (4,715,170 before split) and 11,987 preferred shares (3,989 before split), which are held in treasury in the amount of R$131,318. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

CVRD	20

6.16- Financial Result

	Quarter
	3Q/04			2Q/04			3Q/03
		Monetary and			Monetary and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(2,660)	210,571	207,911	(53,763)	(178,042)	(231,805)	(54,710)	(68,114)	(122,824)
Local debt	(5,552)	29,945	24,393	(5,443)	(20,600)	(26,043)	(7,983)	(9,093)	(17,076)
Related parties debt	(57,485)	360,165	302,680	(47,228)	(289,182)	(336,410)	(44,721)	(47,612)	(92,333)

	(65,697)	600,681	534,984	(106,434)	(487,824)	(594,258)	(107,414)	(124,819)	(232,233)
Labor, tax and civil contingencies	(38,278)	(33,909)	(72,187)	(26,733)	(33,736)	(60,469)	(28,181)	(8,282)	(36,463)
Derivatives (interest and currencies)	(11,330)	7,333	(3,997)	23,209	(8,523)	14,686	52,006	(45,874)	6,132
Derivatives (gold)	(20,245)	6,572	(13,673)	30,682	(4,967)	25,715	(40,971)	(7,871)	(48,842)
CPMF	(17,473)	—	(17,473)	(33,394)	—	(33,394)	(16,580)	—	(16,580)
Others	(123,652)	(103,236)	(226,888)	(41,067)	(145,445)	(186,512)	(3,938)	(145,048)	(148,986)

	(276,675)	477,441	200,766	(153,737)	(680,495)	(834,232)	(145,078)	(331,894)	(476,972)

		Monetary and			Monetary and			Monetary and
		exchange			exchange			exchange
	Financial	rate variation		Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total	income	on assets	Total
Related parties	14,261	(270,316)	(256,055)	13,943	77,772	91,715	20,056	37,645	57,701
Marketable securities	5,176	19,374	24,550	1,361	15,276	16,637	34,054	100,754	134,808
Others	4,959	(27,968)	(23,009)	5,015	17,584	22,599	5,834	5,604	11,438

	24,396	(278,910)	(254,514)	20,319	110,632	130,951	59,944	144,003	203,947

Financial income (expenses), net	(252,279)	198,531	(53,748)	(133,418)	(569,863)	(703,281)	(85,134)	(187,891)	(273,025)

CVRD	21

	Accumulated
	09/30/04			09/30/03
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(92,518)	(2,070)	(94,588)	(168,067)	856,129	688,062
Local debt	(16,911)	6,281	(10,630)	(26,796)	93,640	66,844
Related parties	(151,439)	54,756	(96,683)	(130,635)	393,219	262,584

	(260,868)	58,967	(201,901)	(325,498)	1,342,988	1,017,490
Labor, tax and civil contingencies	(82,492)	(91,786)	(174,278)	(66,820)	(52,392)	(119,212)
Derivatives, net of gain/losses (interest and currencies)	(6,986)	(2,005)	(8,991)	(10,801)	1	(10,800)
Derivatives (gold)	(4,642)	846	(3,796)	(40,971)	—	(40,971)
CPMF	(55,000)	—	(55,000)	(45,965)	—	(45,965)
Others	(185,025)	(282,287)	(467,312)	(3,169)	118,548	115,379

	(595,013)	(316,265)	(911,278)	(493,224)	1,409,145	915,921

		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	47,087	(170,815)	(123,728)	88,364	(428,523)	(340,159)
Marketable securities	11,884	49,693	61,577	61,661	51,114	112,775
Others	15,054	(3,565)	11,489	20,704	(54,227)	(33,523)

	74,025	(124,687)	(50,662)	170,729	(431,636)	(260,907)

Financial income (expenses), net	(520,988)	(440,952) (*)	(961,940)	(322,495)	977,509 (*)	655,014

See item 1.2.5 — net financial result.

CVRD	22

6.17- Financial Instruments — Derivatives

The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.

The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the results.

Interest Rate Risk

Interest rate risk derives from floating-rate debt, mainly from trade finance operations. The portion of floating-rate debt denominated in foreign currency is mainly subject to fluctuations in the LIBOR — London Interbank Offered Rate. The portion of floating-rate debt expressed in reais refers basically to the Brazilian long-term interest rate TJLP, established by the Brazilian Central Bank. Since May 1998, CVRD has been using derivatives to limit its exposure to fluctuations in the LIBOR.

The interest rate derivatives portfolio consists mainly of instruments contracted to limit exposure to interest rate fluctuations, establishing upper and lower limits. Some operations are subject to knock-out provisions which, if triggered, eliminate the protection contracted.

The table below provides information regarding the interest rate derivatives portfolio as of 09/30/04 and 09/30/03.

	09/30/04				09/30/03
							Unrealized gain
	Notional value		Unrealized (loss)	Final	Notional value		(loss ) (in
Type	(in US$ millions)	Rate range	(in R$ thousands)	maturity	(in US$ millions)	Rate range	R$ thousands)
Cap	—	—	—	—	500	5.7 - 11.0%	44
Floor	525	5.7 - 6.0%	(34,849)	Nov-06	500	5.7 - 6.0%	(57,173)
Swap	236	5.8 - 6.7%	(54,440)	Oct-07	459	5.8 - 6.7%	(120,635)

Total			(89,289)				(177,764)

The unrealized loss represents the present value payable as if all operations had been settled on 09/30/04.

Exchange Rate Risk

Exchange rate risk arises from foreign currency debts. On the other hand, a substantial part of the Company’s revenues are denominated or indexed in U.S. dollars, while the majority of costs are in reais. This provides a natural hedge against possible devaluation of the Brazilian currency. Events of this nature have an immediate negative impact on foreign currency debt, offset by the positive effect on future cash flows.

The Company adopts a strategy of monitoring market fluctuations and, if necessary, carrying out derivatives operations to cover risks related to these variations.

The portion of debt denominated in euros and yen (main components of basket of currencies) is protected by derivatives to cover risks of exchange rate movements of these currencies.

The table below shows the exchange rate derivatives portfolio for 09/30/04 and 09/30/03. These operations are forwards and range forwards which were structured to ensure the purchase price of the following currencies:

CVRD	23

		09/30/04				09/30/03

			Unrealized				Unrealized
	Notional value		gain (loss) (in	Final	Notional value		gain (loss) (in
Type	(in millions)	Rate range	R$ thousands)	maturity	(in millions)	Rate range	R$ thousands)
Yen purchased	¥134	¥79 - 81 per US$	(1,266)	Apr - 05	¥3.462	¥79 - 86 por US$	5,057
Euro purchased	€22	€1,04 - 1,23 per US$	5,827	Dec-11	€24	€1,11 - 1,23 por US$	996
Euro sold	€8		(289)	Nov-04	€3	€1,05 - 1,10 por US$	(49)

Total			4,272				6,004

The unrealized gain represents the present value receivable as if all operations had been settled on 09/30/04.

Commodities Price Risk

The prices of iron ore, the Company’s main product, are set in annual negotiations between producers and consumers and are notably stable over time. The Company does not enter into derivatives operations to hedge iron ore price exposure.

The Company uses hedge instruments to manage its exposure to changes in the price of gold contained in the Copper production. These derivatives operations allow establishment of a minimum profit level for future output. The Company actively manages its open positions, with the results reported monthly to senior management to allow adjustment of targets and strategies in response to market conditions.

The following table shows the gold derivatives portfolio of the Company on 09/30/04 and 09/30/03:

		09/30/04				09/30/03

			Unrealized gain				Unrealized gain
		Price range	(loss) (in	Final		Price range	(loss) (in
Type	Quantity (oz)	(US$/oz)	R$ thousands)	maturity	Quantity (oz)	(US$/oz)	R$ thousands)
Puts purchased	310,500	270 - 385	2,925	Dec - 08	398,000	270 - 385	6,075
Calls sold	388,000	317 - 440	(90,247)	Dec - 08	473,000	317 - 440	(70,141)
Hybrid instruments	20,000	—	(4,154)	Nov - 06	20,000	—	(2,625)

Total			(91,476)				(66,691)

The unrealized loss represents the present value payable as if all operations had been settled on 09/30/04.

CVRD	24

The following table shows the movement of gains and (losses) on derivatives:

	3Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains (losses) unrealized on 06/30/04	(92,449)	3,485	(78,436)	(167,400)
Financial settlement	7,613	331	633	8,577
Financial expenses/Revenues	(12,038)	708	(20,245)	(31,575)

	(4,425)	1,039	(19,612)	(22,998)
Monetary variations	7,585	(252)	6,572	13,905

Gains (losses) unrealized on 09/30/04	(89,289)	4,272	(91,476)	(176,493)

	2Q/04
	Interest rates
	(libor)	Currencies	Gold	Total
Gains (losses) unrealized on 03/31/04	(139,975)	3,861	(107,295)	(243,409)
Financial settlement	33,144	(680)	3,144	35,608
Financial expenses	23,035	174	30,682	53,891

	56,179	(506)	33,826	89,499
Monetary variations	(8,653)	130	(4,967)	(13,490)

Gains (losses) unrealized on 06/30/04	(92,449)	3,485	(78,436)	(167,400)

	3Q/03
	Interest rates
	(libor)	Currencies	Gold	Total
(Losses) unrealized on 06/30/03	(187,216)	(2,236)	(31,594)	(221,046)
Financial settlement	11,867	(307)	13,745	25,305
Financial expenses	42,822	9,184	(40,971)	11,035

	54,689	8,877	(27,226)	36,340
Monetary variations, net	(45,237)	(637)	(7,871)	(53,745)

(Losses) unrealized on 09/30/03	(177,764)	6,004	(66,691)	(238,451)

CVRD	25

6.18- Administrative and Other Operating Expenses

	Quarter			Accumulated
	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Administrative
Personnel	(51,822)	(49,764)	(35,270)	(143,016)	(101,657)
Technical consulting	(18,118)	(26,938)	(31,127)	(67,524)	(73,467)
Advertising and publicity	(12,885)	(13,690)	(9,376)	(32,273)	(25,843)
Depreciation	(9,312)	(10,744)	(6,797)	(30,636)	(25,790)
Travel expenses	(5,354)	(6,254)	(5,862)	(16,191)	(14,829)
Rents and taxes	(7,248)	(2,027)	(4,935)	(13,961)	(17,947)
Donations to Funai/Internal social activities	(4,230)	(7,138)	(3,475)	(16,453)	(8,764)
Others	(13,990)	(17,262)	(255)	(41,311)	(14,135)

	(122,959)	(133,817)	(97,097)	(361,365)	(282,432)

	Quarter			Accumulated
	3Q/04	2Q/04	3Q/03	09/30/04	09/30/03
Other Operating Expenses
Provisions for contingencies	(84,203)	(28,023)	(27,130)	(139,471)	(101,334)
Itabira’s Property Tax Agreement (1995/2003)	—	—	—	(16,687)	—
Provision for loss on value added taxes credits	(64,000)	—	(56,000)	(64,000)	(84,000)
Provision for participation in the results	(50,000)	(52,000)	(5,000)	(140,000)	(72,000)
Copper operating expenses/UPSL	(24,400)	—	—	(24,400)	(35,597)
Others	(14,329)	(8,641)	79,496	(25,638)	47,728

	(236,932)	(88,664)	(8,634)	(410,196)	(245,203)

6.19- Subsequent Events

Dividend payment to shareholders

On October 13, 2004 the Board of Directors of CVRD, approved the payment as from October 29, 2004 of the second installment of the 2004 minimum dividend to shareholders, as well as an additional dividend in the amount of R$699,406 (R$419,644 in the form of interest on shareholders equity and R$279,762 corresponding to a dividend).

Therefore, on October 29, 2004, an amount of R$1,480,410 will be distributed to shareholders, corresponding besides the additional dividend, the payment of the second installment of the minimum dividend as published at January 28 in the amount of R$781,005 in the form of interest on shareholders equity.

CVRD sells its stake in PPSA

On October 20, 2004 CVRD announces that it has sold its stake in Pará Pigmentos S.A. (PPSA) for US$117.8 million to its subsidiary Caemi Mineração e Metalurgia S. A. (Caemi). CVRD owned 85.6% of the voting capital and 82.0% of the total capital of PPSA. The objective of this sale is the consolidation of CVRD ´s kaolin business in Caemi, which is already a player in the global kaolin market through its subsidiary CADAM S.A. (CADAM).

CVRD	26

PART III

7- OTHER INFORMATION THE COMPANY DEEMS RELEVANT

7.1- Iron Ore and Pellet Sales (Main Markets) (Unaudited)

	(Millions of tons)
	Quarter						Accumulated
	3Q/04%		2Q/04%		3Q/03%		09/30/04%		09/30/03%
FOREIGN MARKET
ÁSIA
CHINA	8.0	16	7.1	16	7.1	19	20.9	15	17.3	16
KOREA	2.4	5	1.4	3	1.7	4	5.5	4	5.0	4
PHILIPPINES	0.9	2	1.0	2	0.6	1	2.7	2	1.6	1
JAPAN	3.4	7	4.1	9	4.1	10	11.5	8	12.1	11
TAIWAN	0.8	2	0.5	1	0.5	1	2.0	1	1.4	1
OTHERS	—	—	0.5	1	—	—	0.9	1	—	—

	15.5	32	14.6	32	14.0	35	43.5	31	37.4	33

EUROPE
GERMANY	5.7	12	5.7	12	4.4	11	16.0	12	10.7	9
SPAIN	0.9	2	1.1	2	0.4	1	2.9	2	2.1	2
FRANCE	2.4	5	2.9	6	1.7	4	7.6	6	5.4	5
ITALY	1.7	3	1.1	2	1.2	3	4.3	3	3.6	3
UNITED KINGDOM	0.8	2	0.4	1	0.6	1	1.7	1	1.7	2
OTHERS	4.1	8	3.9	9	3.6	9	11.5	8	9.6	8

	15.6	32	15.1	32	11.9	29	44.0	32	33.1	29

AMERICAS
ARGENTINA	1.0	2	0.8	2	0.7	2	2.7	2	2.3	2
UNITED STATES	0.8	2	0.9	2	1.0	3	2.7	2	2.8	2
OTHERS	1.1	2	0.8	2	0.7	2	3.2	2	2.1	2

	2.9	6	2.5	6	2.4	7	8.6	6	7.2	6

AFRICA/MID. EAST/AUSTRALIA
BAHRAIN	1.1	2	0.6	1	1.0	2	2.7	2	1.9	2
OTHERS	1.8	4	1.3	3	0.5	1	4.2	3	3.5	3

	2.9	6	1.9	4	1.5	3	6.9	5	5.4	5

	36.9	76	34.1	74	29.8	74	103.0	74	83.1	73

DOMESTIC MARKET
STEEL MILLS	7.1	14	7.0	15	5.7	14	20.4	15	15.4	14
PELLETIZING AFFILIATES	4.9	10	4.8	11	4.7	12	14.6	11	14.6	13

	12.0	24	11.8	26	10.4	26	35.0	26	30.0	27

TOTAL	48.9	100	45.9	100	40.2	100	138.0	100	113.1	100

	(Millions of tons)
	Quarter						Accumulated
	3Q/04%		2Q/04%		3Q/03%		09/30/04%		09/30/03%
NORTHERN SYSTEM	17.6	36	15.1	33	14.0	35	46.9	34	41.3	37
SOUTHERN SYSTEM	31.3	64	30.8	67	26.2	65	91.1	66	71.8	63

	48.9	100	45.9	100	40.2	100	138.0	100	113.1	100

CVRD	27

8- REPORT OF THE INDEPENDENT AUDITORS ON	(A free translation of the original opinion in Portuguese
LIMITED REVIEW	expressed on Quarterly Information prepared in
accordance with the accounting principles prescribed by
To the Stockholders and Board of Directors of	Brazilian Corporate Law)
Companhia Vale do Rio Doce
Rio de Janeiro – RJ

1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce for the quarter ended September 30, 2004 prepared in accordance with accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheet, the statement of income and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s financial position and operations.

3.	The financial statements as of September 30, 2004, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of R$3,920,784 thousand of these investments and R$186,791 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

5.	Our limited review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows is presented as additional information, and is not a required part of the Quarterly Financial Information. Such statement has been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statement for it to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously reviewed the balance sheet as of June 30, 2004 and the statement of income for the quarter then ended and issued our report dated August 6, 2004, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.

7.	The statements of income for the quarter ended March 31, 2004 and the quarter and periods of nine months ended September 30, 2003, presented for comparison purposes, were reviewed by other independent auditors, whose reports, dated May 7, 2004 and November 7, 2003, respectively, included a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.

Rio de Janeiro, November 10, 2004

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida

Independent Auditors	Accountant

CRC-SP 011609/O-S-RJ	CRC-RJ 036.206/O

CVRD	28

9- MEMBERS OF THE BOARD OF DIRECTORS, ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS, FISCAL COUNCIL, AND EXECUTIVE OFFICERS AND RESPONSIBLE TECHNICIANS

BOARD OF DIRECTORS	FISCAL COUNCIL

Sérgio Ricardo Silva Rosa	Pedro Carlos de Mello
Chairman	Chairman

Arlindo Magno de Oliveira	Marcelo Amaral Moraes

Cláudio Bernardo Guimarães de Moraes	Oswaldo Mário Pêgo de Amorim Azevedo

Erik Persson	Joaquim Vieira Ferreira Levy

Francisco Valadares Povoa	EXECUTIVE OFFICERS

Jaques Vagner	Roger Agnelli Chief Executive Officer
Katsuto Nomii
Jose Carlos Martins
Mário da Silveira Teixeira Júnior	Executive Officer for Business Development
and Participations
Oscar Augusto de Camargo Filho
Armando de Oliveira Santos Neto
Renato da Cruz Gomes	Executive Officer for Ferrous Minerals

Ricardo Carvalho Giambroni	Carla Grasso
Executive Officer for Human Resources and
ADVISORY COMMITTEES OF THE	Corporate Services
BOARD OF DIRECTORS
José Lancaster
Audit Committee	Executive Officer for Non-Ferrous Minerals
Antonio José de Figueiredo Ferreira
Heitor Ribeiro Filho	Fábio de Oliveira Barbosa
Inácio Clemente da Silva	Chief Financial Officer
Paulo Roberto Ferreira de Medeiros
Gabriel Stoliar
Executive Development Committee	Executive Officer for Planning an Control
Arlindo Magno de Oliveira
Francisco Valadares Póvoa	Guilherme Rodolfo Laager
João Moisés de Oliveira	Executive Officer for Logistics
Olga Loffredi
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros	Marcus Vinícius Dias Severini	Otto de Souza Marques Junior
Samir Zraick	Chief Accountant	Chief Officer of Control Department
CRC-RJ 093982/O-3

Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Wanderley Rezende de Souza

Governance and Ethics Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni

CVRD	29

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer